Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
Dated as of April 18, 2010
among
THE GEO GROUP, INC.,
GEO ACQUISITION III, INC.,
and
CORNELL COMPANIES, INC.

i

Exhibits

Exhibit A	Certificate of Merger
Exhibit B	Form of Surviving Company Certificate of Incorporation
Exhibit C	Form of Surviving Company By-Laws

INDEX OF DEFINED TERMS

401(k) Plans	52

Acceptable Confidentiality Agreement	42

Accreditation Requirements	17

Acquisition Proposal	44

Affiliate	64

Agreement	1

Antitrust Approval	54

Antitrust Counsel Only Material	46

Bankruptcy and Equity Exception	13

Book Entry Shares	4

Briefings	46

Burdensome Conditions	47

Business Day	64

CAA	65

CERCLA	65

Certificate	4

Certificate of Merger	2

Chosen Courts	62

Claim	50

Closing	2

Closing Date	2

Code	1

Confidentiality Agreement	48

Contract	14

Credit Facility	65

CWA	65

Data	65

Delay	38

DGCL	1

Effective Time	2

Electing Stockholder	6

Election Deadline	5

Election Form	4

Election Form Record Date	4

Employee Benefit Plan	65

Environmental Claims	65

Environmental Laws	65

Environmental Liabilities	65

ERISA	66

ESPP Right	10

Exchange Act	66

Exchange Agent	6

Exchange Fund	6

Facility	17

GAAP	66

Governmental Authority	66

Hazardous Materials	66

HSR Act	66

Insurance Policies	24

IT Systems	66

Joint Proxy Statement/Prospectus	15

Knowledge	66

Laws	17

Letter of Transmittal	6

Liens	11

Mailing Date	4

Material Contracts	20

Material Lease	21

Merger	1

Merger Consideration	3

Merger Sub	1

Cash Election Share	3

v

Necessary Consents	15

Non-Election Share	3

NYSE	66

Obligated Party	60

OSHA	65

Other Approvals	14

Other Party	60

Parent	1

Parent 2010 10-K	25

Parent Balance Sheet Date	30

Parent Benefit Plan	31

Parent Board Recommendation	28

Parent Common Stock	66

Parent Disclosure Schedules	66

Parent Financial Advisors	34

Parent Material Adverse Effect	66

Parent Options	26

Parent Organizational Documents	26

Parent Pension Plan	32

Parent Preferred Stock	26

Parent Representatives	47

Parent Restricted Stock	26

Parent Rights Agreement	34

Parent SEC Documents	29

Parent Shareholder Approval	28

Parent Shareholders	67

Parent Shareholders Meeting	40

Parent Stock Option Plans	26

Parent-Related Fees and Expenses	59

Parent’s Savings Plan	52

Per Share Cash Election Consideration	3

Per Share Stock Election Consideration	3

Permits	17

Permitted Liens	67

Person	67

Premium Limit	50

RCRA	65

Registration Statement	15

Release	67

Remedial Action	67

Representatives	41

SEC	14

Securities Act	11

Senior Notes Indenture	68

Share Issuance	28

Special Committee	68

Specified Time	41

Stock Election Exchange Ratio	3

Stock Election Share	3

Subsidiary	68

Superior Proposal	45

Superior Proposal Notice	43

Surviving Company	2

Target	1

Target Acquisition Agreement	43

Target Adverse Recommendation Change	42

Target Balance Sheet Date	16

Target Benefit Plan	18

Target Board Recommendation	14

Target Common Stock	68

Target Disclosure Schedules	68

Target Employees	51

Target Equity Plans	9

Target ESPP	10

Target ESPP-Related Events	10

Target Excluded Shares	3

Target Fairness Opinion	24

Target Financial Advisor	24

Target Leased Real Estate	21

Target Material Adverse Effect	68

Target Option	9

Target Owned Real Estate	22

Target Pension Plan	19

Target Preferred Stock	12

Target Real Estate Leases	21

Target Restricted Stock	10

Target SEC Documents	15

Target Stockholder Approval	14

Target Stockholders	69

Target Stockholders Meeting	40

Target Termination Fee	59

Target Voting Agreement	1

Target-Related Fees and Expenses	59

Tax Returns	18

Taxes	18

Transactions	2

Unrestricted Subsidiary	12

Voting Parent Debt	26

Voting Target Debt	12

Warrant	69

Warrants	69

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER, dated as of April 18, 2010 (this “Agreement”), is among THE GEO GROUP, INC., a Florida corporation (“Parent”), GEO ACQUISITION III, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and CORNELL COMPANIES, INC., a Delaware corporation (“Target”). Certain terms used in this Agreement are used as defined in Section 8.11.
RECITALS:
     WHEREAS, the Boards of Directors of Parent and Merger Sub and the Board of Directors of Target have approved and declared advisable this Agreement and the merger of Merger Sub into Target on the terms and subject to the conditions set forth in this Agreement (the “Merger”);
     WHEREAS, the Board of Directors of Target has resolved to recommend to its stockholders adoption of this Agreement;
     WHEREAS, as an inducement and a condition to Parent’s willingness to enter into this Agreement, Parent and the Target Stockholders (as hereafter defined) listed on Schedule I hereto have entered into a voting agreement, dated as of the date hereof (the “Target Voting Agreement”), pursuant to which such Target Stockholders have agreed, among other things, to vote the shares of Target Common Stock (as hereafter defined) held by them, in favor of the Merger and the adoption of this Agreement;
     WHEREAS, Parent, Merger Sub and Target desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and
     WHEREAS, for federal income tax purposes, the parties hereto intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Code.
AGREEMENT:
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and Target hereby agree as follows:
ARTICLE I
THE MERGER
     SECTION 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), Merger Sub shall be merged with and into Target at the Effective Time. At the Effective Time, the separate existence of Merger Sub shall cease and Target shall continue as the surviving company

(the “Surviving Company”). The Merger, the payment of the Merger Consideration in connection with the Merger and the other transactions contemplated by this Agreement are referred to herein as the “Transactions.”
     SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York, New York time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Akerman Senterfitt, One Southeast Third Avenue, Miami, Florida 33131, unless another time, date or place is agreed to in writing by the parties hereto.
     SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the Surviving Company shall file with the Secretary of State of the State of Delaware a certificate of merger, in substantially the form attached hereto as Exhibit A, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).
     SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
     SECTION 1.5 Organizational Documents of the Surviving Company. At the Effective Time, and by virtue of the Merger, the certificate of incorporation and bylaws of Target shall be amended and restated to read in their entirety as set forth in Exhibits B and C hereto, respectively, and, as so amended and restated, shall be the certificate and bylaws of the Surviving Company, until thereafter amended as provided therein or by applicable Law.
     SECTION 1.6 Directors and Officers of the Surviving Company.
          (a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately following the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The Target shall not be entitled to designate any of the directors of the Surviving Company.
          (b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II
CONVERSION OF SECURITIES
     SECTION 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub, Target or any other Person:
          (a) Equity of Merger Sub. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.001 per share, of the Surviving Company.
          (b) Cancellation of Treasury Shares and Parent-Owned Shares. Any shares of Target Common Stock that are owned by Target as treasury stock and any shares of Target Common Stock owned by Parent or Merger Sub (collectively, “Target Excluded Shares”) shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.
          (c) Conversion of Common Stock. Each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (which, for purposes of this Section 2.1 and Section 2.2 (other than Section 2.2(d)), shall include shares of Target Common Stock that a person has elected prior to the Effective Time to purchase or receive pursuant to any Target Option or ESPP Right, but excluding shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive the following consideration (subject to adjustment in accordance with Section 2.1(h) and together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.1(g) the “Merger Consideration”):
               (i) Each share of Target Common Stock with respect to which an election to receive stock consideration is properly made and not revoked pursuant to Section 2.1(d) (each, a “Stock Election Share”) and each share of Target Common Stock as to which no election is made in accordance with Section 2(d) (each, a “Non-Election Share”) shall be converted into the right to receive 1.30 (the “Stock Election Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Per Share Stock Election Consideration”).
               (ii) Subject to paragraphs (iii) and (iv) below, each share of Target Common Stock with respect to which an election to receive cash is properly made and not revoked pursuant to Section 2.1(d) (each, a “Cash Election Share”) shall be converted into the right to receive an amount of cash (such amount, the “Per Share Cash Election Consideration”) equal to the greater of (x) the “fair market value” (as defined below) of one validly issued, fully paid and non-assessable share of Parent Common Stock plus $6.00 or (y) the fair market value of 1.30 validly issued, fully paid and non-assessable shares of Parent Common Stock.
               (iii) Notwithstanding the foregoing, no more than 20% of the shares of Target Common Stock are permitted to be Cash Election Shares. In the event elections are made to treat more than 20% of the shares of Target Common Stock outstanding immediately before the Effective Time as Cash Election Shares, the excess over 20% shall be treated for all purposes hereunder as Stock Election Shares (and not as Cash Election Shares) which shall receive the Per Share Stock Election Consideration, such that only 20% of the shares of Target Common Stock outstanding immediately before the Effective Time are exchanged for the Per Share Cash Election Consideration. In such event, a pro rata portion (rounded up to the nearest whole share) of each holder’s shares of Target Common Stock with respect to which an election was made to treat such shares as Cash Election Shares shall instead be treated as Stock Election Shares such that the reduction in Cash Election Shares is borne pro rata by each holder of Target Common Stock with respect to which such election was made.
               (iv) If paragraph (ii) above, after application of paragraph (iii) above, would otherwise result in more than $100,000,000 of cash being paid to holders of Cash Election Shares, then Parent may elect, in its sole and absolute discretion, to reduce the amount of cash paid to each holder of Cash Election Shares pro rata based on the number of Cash Election Shares held so that the total cash paid with respect to all Cash Election Shares is $100,000,000. If the Per Share Cash Election Consideration otherwise payable to any holder is reduced under this paragraph (iv), such holder shall be entitled to receive validly issued, fully paid and non-assessable shares of Parent Common Stock at a fair market value (defined below) equal to the amount of the reduction.
               (v) For purposes of this Section 2.1(c), the “fair market value” of Parent Common Stock shall mean the average of the daily closing prices per share of Parent Common Stock for the ten consecutive trading days on which shares of Parent Common Stock are actually traded (as reported on the New York Stock Exchange) ending on the last trading day immediately preceding tenth business day preceding the Closing Date.
          (d) Election Procedures.
               (i) Not less than thirty (30) days prior to the anticipated Effective Time, an election form and other appropriate and customary transmittal materials (which shall specify that delivery of issued and outstanding Target Common Stock shall be effected, and risk of loss and title to the certificates theretofore representing any such Target Common Stock (each, a “Certificate”) or non-certificated shares represented by book entry (“Book Entry Shares”) shall pass, only upon proper delivery of such Certificates or Book Entry Shares, respectively, to the Exchange Agent) in such form as Parent shall specify and as shall be reasonably acceptable to Target (the “Election Form”) shall be mailed at such time as Target and Parent may agree (the “Mailing Date”) to each holder of record of shares of Target Common Stock (including to holders of Target Options and ESPP Rights electing prior to the Effective Time to purchase or receive Target Common Stock), determined as of five (5) business days prior to the Mailing Date (the “Election Form Record Date”).
               (ii) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Target Excluded Shares, to specify (i) the number of shares of such holder’s Target Common Stock (including shares issuable pursuant to any Target Option or ESPP Right) with respect to which such holder elects to receive the Per Share Cash Election Consideration, (ii) the number of shares of such holder’s Target Common Stock with respect to which such holder elects to receive the Per Share Stock Election Consideration, or (iii) that such holder makes no election with respect to such holder’s Target Common Stock. Any Target Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the twentieth (20th) day following the Mailing Date (or such other time and date as Target and Parent shall agree) (the “Election Deadline”) shall also be deemed to be Non-Election Shares.
               (iii) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by any persons who become holders (or beneficial owners) of Target Common Stock, between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and Target shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
               (iv) Any election shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only (i) if, in the case of issued and outstanding shares of Target Common Stock, accompanied by one or more Certificates (or customary affidavits), if applicable, and/or (ii) upon receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Book Entry Shares to the Exchange Agent as the Exchange Agent may reasonably request, collectively representing all shares of Target Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Target Common Stock represented by such Election Form shall become Non-Election Shares and, in the case of issued and outstanding shares of Target Common Stock, Parent shall cause the Certificates representing such shares of Target Common Stock or Book-Entry Shares to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of such shares of Target Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent, in consultation with Parent and Target, shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Target or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.
          (e) [reserved]
          (f) Effect of Conversion. From and after the Effective Time, all of the Target Common Stock converted into the Merger Consideration pursuant to this Section 2.1, to the extent previously outstanding, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate shall thereafter cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect thereto, in accordance with the applicable provisions of Section 2.2.

          (g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each former holder of shares of Target Common Stock (including holders of ESPP Rights purchasing or receiving Target Common Stock) who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s) or Book Entry Shares, if applicable, receive from Parent an amount of cash in dollars (rounded to the nearest whole cent), without interest, less the amount of any withholding taxes with respect to such fractional shares as contemplated by Section 2.2(h), which are required to be withheld with respect thereto, equal to the product of (i) such fraction, multiplied by (ii) the closing sale price of one share of Parent Common Stock as quoted on the NYSE for the trading day that is one trading day prior to the Closing Date.
          (h) Stock Splits, Stock Dividends, Etc. The Per Share Stock Election Consideration and the Per Share Cash Election Consideration shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Target Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Target Common Stock occurring on or after the date hereof and prior to the Effective Time.
     SECTION 2.2 Exchange of Shares.
          (a) Exchange Fund. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company or such other party as is reasonably satisfactory to Target to act as exchange agent hereunder for the purpose of exchanging Certificates and Book Entry Shares for the Merger Consideration (the “Exchange Agent”). Concurrently with the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Target Common Stock, the number of shares of Parent Common Stock that are issuable pursuant to Section 2.1 and an amount of cash representing the aggregate cash consideration payable pursuant to Section 2.1. Parent shall deposit such shares of Parent Common Stock with the Exchange Agent by delivering to the Exchange Agent certificates representing, or providing to the Exchange Agent an uncertificated book-entry for, such shares. In addition, Parent shall deposit with the Exchange Agent cash sufficient to make payments for the cash consideration pursuant to Section 2.1, payments in lieu of fractional shares pursuant to Section 2.1 and any dividends and other distributions pursuant to Section 2.2(c). Any cash and shares of Parent Common Stock deposited by Parent with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
          (b) Promptly after the Effective Time, but in any event within ten (10) Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of one or more shares of Target Common Stock (and to any holder of Target Options and ESPP Rights electing prior to the Effective Time to purchase or receive Target Common Stock) as of the Effective Time (other than any holder which has previously and properly surrendered all of its Certificate(s) to the Exchange Agent in accordance with Section 2.1(d) (each, an “Electing Stockholder”)): (i) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to any the shares of

Target Common Stock (that are issued and outstanding) shall pass, only upon delivery of the corresponding Certificates (or customary affidavits) to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, which letter shall be in customary form and have such other provisions as Parent may reasonably specify, and (ii) instructions for effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration. Each holder of shares of Target Common Stock (including any holder of Target Common Stock acquired pursuant to the exercise of any Target Options or pursuant to ESPP Rights prior to the Effective Time) that have been converted into a right to receive the Merger Consideration, upon (i) with respect to any Electing Stockholder, completion of the calculations required by Section 2.1(c) or (ii) with respect to any holder that is not an Electing Stockholder, surrender of a Certificate or Book Entry Shares to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) one or more shares of Parent Common Stock which shall be in uncertificated book-entry form unless a physical certificate is requested and which shall represent, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1(c) (after taking into account all shares of Target Common Stock (including shares issuable pursuant to the exercise prior to the Effective Time of any Target Option and ESPP Right then held by such holder) and (ii) a check in the amount equal to any cash that such holder has the right to receive pursuant to this Article II, consisting of the cash consideration pursuant to Section 2.1(c), cash in lieu of any fractional shares of Parent Common Stock to Section 2.1(g) and any dividends and other distributions pursuant to Section 2.2(c). No interest will be paid or will accrue on any cash payable pursuant to Section 2.1(c), Section 2.1(g) or Section 2.2(c).
          (c) Distributions With Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the date hereof with respect to shares of Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the Parent Common Stock represented thereby until the holders of record of such Certificates or such Book Entry Shares shall surrender such Certificates or such Book Entry Shares. Subject to applicable Laws, following surrender of any such Certificates or such Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefore, cash payment if any issued in exchange therefor, cash payment in lieu of fractional shares to which such holder is entitled pursuant to Section 2.1(g), along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock.
          (d) Transfer Books; No Further Ownership Rights in Target Common Stock. The Merger Consideration paid in respect of Target Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Target Common Stock previously represented by such Certificates, including any rights to receive declared but unpaid dividends with a record date prior to the Effective Time, and at the Effective Time, the share transfer books of Target shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of Target Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, all shares of Target Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and the holders of Certificates that evidenced ownership of Target Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except as otherwise provided for herein or by applicable Law.
          (e) Transfers of Ownership. In the event that a transfer of ownership of shares of Target Common Stock is not registered in the stock transfer books or ledger of Target, or if shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid any transfer or other Taxes required by reason of the issuance of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the reasonable satisfaction of Parent or the Surviving Company that such transfer or other Taxes have been paid or are otherwise not payable.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Target Common Stock for six (6) months after the Effective Time shall be delivered to Parent (or its designee), upon demand, and any holder of Target Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company for delivery or payment of the Merger Consideration and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c).
          (g) No Liability. None of Parent, Merger Sub, Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered immediately prior to the date on which the Merger Consideration in respect of such Certificate would otherwise irrevocably escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
          (h) Withholding Rights. Parent, Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Target Common Stock (including any holder of options or rights issued pursuant to the Target ESPP pursuant to which such holder may acquire Target Common Stock), pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or under any other provision of applicable federal, state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Surviving Company or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made by Parent, Surviving Company or the Exchange Agent.
          (i) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the cash, if any, and shares of Parent Common Stock issuable in respect thereof pursuant to Section 2.1(c), the cash in lieu of fractional shares payable in respect thereof pursuant to Section 2.1(g) and any dividends or distributions payable in respect thereof pursuant to Section 2.2(c); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
          (j) Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the directors and officers of Target and Merger Sub shall have the authority to take all such lawful and necessary action.
     SECTION 2.3 Target Options, Restricted Stock and Employee Stock Purchase Plan.
          (a) As of the Effective Time, without any action on the part of the holders thereof, each option to purchase shares of Target Common Stock (a “Target Option”) granted under any stock option or other equity incentive plan of Target (collectively, the “Target Equity Plans”) which is outstanding and unexercised immediately following the Effective Time and which does not, by its terms, terminate on the Effective Time, whether vested or unvested shall cease to represent a right to purchase shares of Target Common Stock and shall be assumed by Parent. Each Target Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Target Option (including any applicable stock option agreement or other document evidencing such Target Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that such Target Options will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such Target Option immediately prior to the Effective Time multiplied by the Stock Election Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. The per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Target Option will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such Target Option was exercisable immediately prior to the Effective Time by the Stock Election Exchange Ratio, rounded up to the nearest whole cent; provided, that the exercise price and the number of shares of Parent Common Stock subject to such adjusted Target Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. Each assumed Target Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such Target Option by its terms in effect prior to the date hereof provides for acceleration of vesting. Notwithstanding anything to the contrary in this Agreement, any Target Stock Option that must be exercised prior to the Effective Time by its own terms or by the terms of the applicable Target Equity Plan but which is not so exercised shall immediately be terminated and cease to exist as of the Effective Time and any holder thereof shall have no further rights in respect thereof. The conversion of Target Options provided for in this Section 2.3(a), with respect to any options which are intended to be “incentive stock options” (as defined in Section 422 of the Code), shall be effected in a manner consistent with Section 424(a) of the Code.
          (b) Each share of Target Common Stock that is subject to transfer and/or forfeiture restrictions immediately prior to the Effective Time (collectively, the “Target Restricted Stock”) shall, upon its conversion into the Merger Consideration pursuant to Section 2.1(c) hereof, except to the extent such Restricted Stock becomes fully vested pursuant to the terms of any Target Equity Plan, continue to be subject to the same restrictions. Upon such vesting or the lapsing of such restrictions, Parent shall be entitled to withhold such amounts as may be required to be withheld under the Code and any applicable state or local tax law with respect to such vesting or lapsing of restrictions.
          (c) Target shall use its reasonable best efforts to take all actions necessary to provide that the following shall occur, at or immediately prior to the Effective Time (the “Target ESPP-Related Events”): (i) each then outstanding option or right (“ESPP Right”) to acquire Target Common Stock under Target’s Employee Stock Purchase Plan (the “Target ESPP”) shall automatically be exercised or deemed exercised, and (ii) in lieu of the shares of Target Common Stock otherwise issuable upon the exercise of each such option or right, the holder of such option or right shall have the right to elect to receive from Parent, following the Effective Time, either (A) the number of shares of Parent Common Stock or (B) cash, equal to the product of (x) the number of shares of Target Common Stock otherwise issuable upon such exercise or deemed exercise, and (y) either, as applicable (i) the Stock Election Exchange Ratio, or (ii) the Cash Election Exchange Ratio, except to the extent the holder of such option or right shall elect not to exercise the holder’s options and to withdraw the entire balance of the holder’s Target ESPP account prior to the Effective Time pursuant to the terms of the Target ESPP. Target shall use its reasonable best efforts to effectuate the Target ESPP-Related Events. Target shall use its reasonable best efforts to effectuate the Target ESPP-Related Events. Target (i) shall not permit the commencement of any new offering period under the Target ESPP following the date hereof, (ii) shall not permit any optionee or right holder to increase his or her rate of contributions under the Target ESPP following the date hereof, and (iii) shall terminate the Target ESPP as of the Effective Time. The Exchange Agent will administer the foregoing payments of the Parent Common Stock and cash from the Exchange Fund to the applicable Target ESPP participants on, or as soon as practicable following, the Effective Time. Such payments shall be made pursuant to instructions provided by Target and Parent.
          (d) At the Effective Time, each Target Option, each Target Restricted Share, and each option or right issued by Target under the Target ESPP, shall cease to represent, or represent the right to purchase or acquire, any Target Common Stock, Target Preferred Stock or any other equity securities of the Target, Merger Sub, the Surviving Company or any of their respective assets due to its conversion into Parent Common Stock or Merger Consideration, as applicable, pursuant to this Section 2.3.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TARGET
     Target represents and warrants to Parent and Merger Sub, except (x) as set forth in the Target Disclosure Schedules or (y) the Target’s Annual Report on Form 10-K for the year ended December 31, 2009 as amended prior to the date hereof (the “Target 2009 10-K”) (it being understood that any matter set forth in the Target 2009 10-K shall be deemed disclosed with respect to any section of this Article III (other than Sections 3.2 and 3.5) to which the matter relates, to the extent the relevance of such matter to such section is reasonably apparent), as follows:
     SECTION 3.1 Organization, Standing and Power.
          (a) Target is a corporation, validly existing and in good standing under the Laws of the State of Delaware, and has all corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Target is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failures to be so licensed, qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.
          (b) Each Subsidiary of Target is validly existing and in good standing under the laws of the jurisdiction of its organization or formation and in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failures to be so licensed, qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. All the outstanding equity interests in each Subsidiary of Target are owned directly or indirectly by Target, in each case free and clear of all liens (including, without limitation, liens imposed by Law, such as, but not limited to, mechanics liens, but excluding any statutory liens for taxes not yet due and payable), pledges, charges, mortgages, encumbrances, conditions or covenants of record, zoning or similar restrictions, conditional sale or other title retention agreements, adverse claims, security interests and transfer restrictions (collectively, “Liens”), except for Liens in favor of Lender, under the Credit Facility and such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and other applicable securities laws. Neither Target nor any of its Subsidiaries own, directly or indirectly, any interest or investment (whether equity or debt) in any Person that is not a direct or indirect wholly owned subsidiary of Target. Schedule 3.1(b) sets forth all of the Subsidiaries of Target, and for each Subsidiary of Target, (i) its authorized capital stock, share capital or other equity interests, (ii) the number of issued and outstanding shares of capital stock, share capital or other equity interests, (iii) the holder or holders of such shares, share capital or other equity interests, and (iv) its jurisdiction of incorporation and the other jurisdictions where it is qualified to do business as a foreign corporation.
          (c) Target has made available to Parent complete and correct copies of the certificate of incorporation and bylaws or other organizational documents of Target and each Subsidiary thereof. Neither Target nor any of its Subsidiaries is in violation of the provisions of its certificate of incorporation, bylaws or other organizational documents, except where such failures would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. The Board of Directors of Target has not designated any Subsidiary of Target as an “Unrestricted Subsidiary” pursuant to the Senior Notes Indenture.
     SECTION 3.2 Capitalization.
          (a) The authorized capital stock of Target consists of (i) 30,000,000 shares of Target Common Stock, and (ii) 10,000,000 shares of preferred stock, par value $.001 per share (“Target Preferred Stock”). As of the date hereof, (A) 14,937,453 shares of Target Common Stock are issued and outstanding, (B) 1,212,305 shares of Target Common Stock are held in the treasury of Target, (C) no Warrants are issued or outstanding, and (D) no shares of Target Preferred Stock are (i) issued and outstanding or (ii) held in Treasury of the Target. Except as disclosed in the Target 2009 10-K or on Schedule 3.2(a), there are no shares of Target Restricted Stock issued and outstanding. There are not any bonds, debentures, notes or other indebtedness of Target having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Target capital stock may vote (“Voting Target Debt”). Except for the Target Options (which are held of record, as of the date hereof, by the persons and for the respective quantities of Target Common Stock at the respective exercise prices per share set forth on Schedule 3.2(a)), the Target Restricted Stock (which are held of record, as of the date hereof, by the persons, in the respective quantities set forth on Schedule 3.2(a)), the common stock equivalents (which are held of record, as of the date hereof, by the persons, in the respective quantities and subject to the restrictions described as set forth on Schedule 3.2(a)) subject to deferral under Target’s nonqualified deferred compensation plan and options or rights granted under the Target ESPP to acquire Target Common Stock thereunder, as of the date hereof, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” unit rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Target or any of Target’s Subsidiaries is a party or by which any of them is bound (x) obligating Target or any Subsidiary of Target to issue, deliver or sell, or cause to be issued, delivered or sold, additional capital stock of, or any security convertible or exercisable for or exchangeable into any capital stock of, Target or any Subsidiary of Target or any Voting Target Debt, (y) obligating Target or any Subsidiary of Target to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Target capital stock. Except as set forth on Schedule 3.2(a), as of the date of this Agreement, there are not any outstanding contractual obligations of Target or any Subsidiary of Target to repurchase, redeem or otherwise acquire any capital stock of Target or any Subsidiary of Target.

          (b) As of the date hereof, the current offering period under the Target ESPP will terminate on December 31, 2010. During such offering period, the maximum total number of shares of Target Common Stock for which any and all options or other rights under the Target ESPP shall be exercisable (assuming the vesting and exercisability in full of such options and other rights) shall not exceed 50,000 shares of Target Common Stock. The Target has taken or will take all requisite action to prevent the commencement, for so long as this Agreement is in effect, of any offering period under the Target ESPP that begins after the date of this Agreement.
          (c) The issued and outstanding shares of Target Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. Such shares of Target Common Stock were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding on Target. All of the outstanding equity interests of the Subsidiaries of Target have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable and free of pre-emptive rights (except as set forth to the contrary in the applicable governing documents), and were not issued in violation of pre-emptive or similar rights; and all such equity interests are owned free and clear of all Liens, except for applicable securities laws and restrictions on transfer contained in the applicable governing documents.
          (d) Except as set forth on Schedule 3.2(a), there are no voting trusts, proxies or other agreements, commitments or understandings of any character to which the Target or any of its Subsidiaries is a party or by which the Target or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of the Target or any of its Subsidiaries or the registration of the offer or sale of any shares of capital stock of Target or any of its Subsidiaries under the Securities Act.
     SECTION 3.3 Authority; Noncontravention; Voting Requirements.
          (a) Target has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the Target Stockholders Approval, to perform its obligations hereunder and to consummate the Merger and the other Transactions to be performed or consummated by Target. The execution, delivery and performance by Target of this Agreement, and the consummation by it of the Merger and the other Transactions to be performed or consummated by Target, have been duly authorized and approved by its Board of Directors, and except for obtaining the Target Stockholder Approval, no other corporate action on the part of Target is necessary to authorize the execution, delivery and performance by Target of this Agreement and the consummation by Target of the Merger and the other Transactions to be performed or consummated by Target. This Agreement has been duly executed and delivered by Target and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

          (b) The Board of Directors of Target, after having received the recommendation of the Special Committee, at a meeting duly called and held, has duly adopted resolutions by a vote of its directors as required under applicable Law, (i) approving and declaring advisable this Agreement, the Merger and the other Transactions to be performed or consummated by Target, (ii) determining that the terms of the Merger and the other Transactions to be performed or consummated by Target are in the best interests of the Target Stockholders, (iii) directing that this Agreement be submitted to the Target Stockholders for a vote at a meeting of such holders and (iv) recommending that Target Stockholders approve and adopt this Agreement and the Merger at such meeting (collectively, the “Target Board Recommendation”).
          (c) Neither the execution and delivery of this Agreement by Target nor the consummation by it of the Merger and the other Transactions to be performed or consummated by Target, nor compliance by it with any of the terms or provisions hereof, will (i) conflict with or violate any provision of Target’s certificate of incorporation or bylaws or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Target Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect and except as set forth on Schedule 3.3(c)(ii), (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Target or any Subsidiary thereof or (y) violate or constitute a default (or an event, condition or circumstance that, with notice or lapse of time or both, would constitute a default) under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any Liens on any of the assets of Target or any of its Subsidiaries, under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement (each, a “Contract”) or Permit, to which any of the Target and its Subsidiaries is a party, or by which Target or any of its Subsidiaries, or any Target Owned Real Estate or Target Leased Real Estate (as each such term is defined in Section 3.14) are otherwise affected.
          (d) Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.15, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Target Common Stock for the approval of the adoption of this Agreement (the “Target Stockholder Approval”) is the only vote or approval of the holders of any capital stock of Target or any of its Subsidiaries that is necessary to adopt this Agreement and approve the Transactions contemplated hereby.
          (e) Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.15, Target and its Board of Directors have taken all actions, including approving this Agreement and the Transaction, such that the restrictions on “business combinations” (as defined in Section 203 of the DGCL) do not and will not apply to the Transactions.
     SECTION 3.4 Governmental Approvals. Except for (a) the filing of a notification and report form under the HSR Act and the termination or expiration of the waiting period under the HSR Act, (b) the filing of any other required applications or notices with any state agencies of competent jurisdiction and approval of such applications and notices (the “Other Approvals”), (c) the filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (or similar successor form) in connection with the issuance of Parent Common Stock in the Merger (such registration statement, including any amendments or supplements thereto, the “Registration Statement”) and a joint proxy statement relating to the matters to be submitted to the Target Stockholders at the Target Stockholders Meeting and to the Parent Shareholders at the Parent Shareholders Meeting (such proxy statement (including any prospectus of which such proxy statement is a part), and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and other filings with the SEC under the Securities Act and the Exchange Act, (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (f) the consents of the Governmental Authorities listed under items 7 and 8 of Schedule 3.3(c)(ii) (the consents, approvals, filings and registration required under or in relation to the foregoing clauses (a) through (f) being referred to as “Necessary Consents”), and (g) such other legally required consents, approvals, filings and registrations the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Target and the consummation by Target of the Merger and the other Transactions to be performed or consummated by Target, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.
     SECTION 3.5 Target SEC Documents; Undisclosed Liabilities.
          (a) Since January 1, 2009, Target has filed all reports, schedules, forms and registration, proxy and other statements with the SEC (the “Target SEC Documents”) required to be filed by it pursuant to the federal securities laws and the rules and regulations of the SEC promulgated thereunder. As of their respective effective dates (in the case of Target SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Target SEC Documents), the Target SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Target SEC Documents, and none of the Target SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (b) The consolidated financial statements of Target included in the Target SEC Documents have been prepared in accordance with GAAP (except, in the case of unaudited interim statements, as stated in the notes thereto) applied on a consistent basis during the periods involved (except as stated in the notes thereto) and fairly present in all material respects the consolidated financial position of Target and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited interim statements, to normal recurring year-end adjustments that would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect).

          (c) Since January 1, 2007, the Target and its Subsidiaries have timely filed all regulatory reports, schedules, forms and registrations and other documents required to be filed with any Governmental Authority other than the SEC, including state securities administrators. As of their respective filing dates, all such reports, schedules, forms and registrations and other documents complied in all material respects with the requirements of applicable Law with respect to such items, and there is no unresolved violation or exception with respect to any such item alleged by any Governmental Authority, except for such unresolved violations or exceptions as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.
          (d) Neither Target nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) which, if known, would be required to be reflected or reserved against on a consolidated balance sheet of Target prepared in accordance with GAAP, except liabilities (i) reflected or reserved against on the balance sheet of the Target and its Subsidiaries as of December 31, 2009 (the “Target Balance Sheet Date”) (including the notes thereto) included in the Target SEC Documents, (ii) incurred after the Target Balance Sheet Date in the ordinary course of business consistent with past practice (as to both type and amount), (iii) as expressly contemplated by this Agreement or otherwise in connection with the Merger or (iv) as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.
     SECTION 3.6 Absence of Certain Changes.
     Except as disclosed in the Target SEC Documents filed with the SEC prior to the date of this Agreement, since the Target Balance Sheet Date, (a) Target and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any events, changes or occurrences that have had, or would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, and (c) neither Target nor any Subsidiary thereof has taken any other action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(a) hereof, except for such breaches as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. Except as disclosed in the Target SEC Documents filed with the SEC prior to the date of this Agreement, during the period from the Target Balance Sheet Date up to (and including) the date of this Agreement, there has not occurred any sale, lease or other disposition of any Target Owned Real Estate or Target Leased Real Estate.
     SECTION 3.7 Legal Proceedings.
     Except as disclosed in the Target SEC Documents filed with the SEC prior to the date of this Agreement, and except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, as of the date hereof, there are no pending (or, to the Knowledge of Target, threatened) legal or administrative proceedings, claims, suits, or actions against Target or any of its Subsidiaries (or to which any of them is a party) or any arbitrations to which Target or any of its Subsidiaries is a party, or any Target Benefit Plan, nor, to the Knowledge of Target, any pending investigations or audits of Target or any of its Subsidiaries, or any Target Benefit Plan, nor any outstanding or unsatisfied injunctions, orders, judgments, awards, rulings or decrees imposed upon Target or any of its Subsidiaries, or any Target Benefit Plan, or, to the Knowledge of Target, otherwise affecting Target’s title to or rights in respect of any Target Owned Real Estate or Target Leased Real Estate, by or before any Governmental Authority.
     SECTION 3.8 Compliance With Laws; Permits.
     Target and its Subsidiaries are in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees, notices, and orders of Governmental Authorities (and all Permits) (collectively, “Laws”) applicable to Target or any of its Subsidiaries and Target Owned Real Estate and Target Leased Real Estate, except for such instances of non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. No new construction has been commenced at, and no development entitlements been sought for any new construction at, any Target Owned Real Estate or Target Leased Real Estate, which would, upon completion, cause there to be a breach in any material respect of the representation set forth in the foregoing sentence. Target and each of its Subsidiaries hold all licenses, franchises, development entitlements, grants, permits, certificates (including, without limitation, certificates of occupancy), zoning permits, privileges, immunities, orders, registrations, easements, rights and other approvals, orders and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, including the current use, occupancy and operation by Target and its Subsidiaries of the Target Owned Real Estate and Target Leased Real Estate, except where such failures to hold the same would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. All Permits held by Target and its Subsidiaries are valid and in full force and effect, no legal or administrative proceeding, claim, suit, action or investigation is pending or, to the Knowledge of Target, threatened, to suspend, cancel or revoke any such Permit, and Target and its Subsidiaries are in compliance with the terms of all such Permits, except for such instances of non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. The consummation of the Transactions will not result in the violation of any Permit, except for such violations which would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. To the extent that any correctional, rehabilitative, educational, detention or other similar facility (each, a “Facility”) operated or otherwise managed by Target or any of its Subsidiaries is required to comply with the requirements for accreditation by and the standards of, the American Correctional Association and the Joint Commission on the Accreditation of Health Organizations (collectively, “Accreditation Requirements”), such Facility, is, and has at all times been, in compliance with such Accreditation Requirements and all notices, reports, documents and other information required to be filed under any Accreditation Requirements were properly filed in accordance with such Accreditation Requirements, except for such instances of non-compliance or filing failures which would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect.
     SECTION 3.9 Tax Matters.
          (a) Except as set forth on Schedule 3.9: (i) each of Target and its Subsidiaries has timely filed, or has caused to be filed on its behalf (taking into account any extension of time within which to file), all Tax Returns (as hereinafter defined) required to be timely filed by it, and all such filed Tax Returns are correct and complete in all material respects, (ii) all Taxes (whether or not shown to be due on such Tax Returns) have been timely paid, (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against Target or any of its Subsidiaries, which have not been fully paid or adequately reserved, (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of Target or any of its Subsidiaries as to which written notice thereof has been received, (v) there is no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes of Target or its Subsidiaries nor has any request been made for any such extension, (vi) all Taxes that Target or any of its Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable, (vii) no written claim has been made by any taxing authority in a jurisdiction where Target or any of its Subsidiaries does not file tax returns that Target or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, (viii) neither Target nor any of its Subsidiaries has made any payments, is obligated to make any payments, or will become obligated under any contract entered into on or before the Closing Date to make any payments to employees, officers, independent contractors, or directors of Target or any of its Subsidiaries, nor will any benefits accrue or rights vest with respect to such individuals, in each case that are contingent on (A) the Transactions or (B) a termination of such individual’s employment or other service relationship with the Target or any of its Subsidiaries, in connection with the Transactions and (ix) none of Target or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock outside of the affiliated group of which Target is the common parent qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.
          (b) For purposes of this Agreement: (x) “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (A), and (C) any transferee liability in respect of any items described in clauses (A) and/or (B) payable by reason of Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law), and (y) “Tax Returns” shall mean any required return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     SECTION 3.10 Employee Benefits.
          (a) Each Employee Benefit Plan maintained, contributed to or required to be contributed to, or sponsored by, Target or any of its Subsidiaries or with respect to which Target or any of its Subsidiaries has any present or future liability (each, a “Target Benefit Plan”) has been administered in all material respects in accordance with its terms. Target, its Subsidiaries and all Target Benefit Plans are all in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except for any instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. All Target Benefit Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Target Pension Plan”) that is maintained, contributed to or required to be contributed to by Target or any of its Subsidiaries has received a favorable determination or opinion letter from the IRS regarding such qualification and to the Knowledge of Target, no event has occurred since the date of the most recent determination or opinion letter or application therefor relating to any such Target Pension Plan that would reasonably be expected to adversely affect the qualification of such Target Pension Plan. All contributions and premiums under or in connection with Target Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of Target Benefit Plans have been made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference into Target SEC Documents. No Target Pension Plan has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. Neither Target nor its Subsidiaries has incurred any liability under Title IV of ERISA that has not been paid in full prior to the Closing and no Target Benefit Plan is subject to Title IV of ERISA. Neither Target nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current or former employees of Target or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.
          (b) Except as set forth on Schedule 3.10(b), no Target Benefit Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), will entitle any employee, consultant or director to (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement or (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable, or result in any other material obligation pursuant to, any of the Target Benefit Plans.
     SECTION 3.11 Labor and Employment Matters.
          (a) Except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, Target and each of its Subsidiaries are, and have been, in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, occupational safety and health, civil rights, family and medical leaves and military leaves, and wages and hours.
          (b) Neither Target nor any of its Subsidiaries is in material breach under any Contract with a labor union or labor organization. Neither Target nor any of its Subsidiaries is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor is there pending or, to the

Knowledge of Target, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Target or any of its Subsidiaries.
     SECTION 3.12 Material Contracts. Schedule 3.12 sets forth a list of the following Contracts, whether written or oral, to which Target or any Subsidiary is a party or by which Target or any Subsidiary, or any of their assets is bound, as of the date hereof:
          (a) any Contract that restricts the right of the Target or any of its Subsidiaries to engage in any type of business in any material respect; and
          (b) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) with respect to Target and its Subsidiaries (the contracts referred to in any of clauses (a) and (b) of this Section 3.12, “Material Contracts”).
All Material Contracts to which Target or any of its Subsidiaries is a party, or by which any of their respective assets are bound, are valid and binding, in full force and effect and enforceable against Target or its Subsidiaries, as the case may be, assuming the other parties thereto are bound thereby, and, to the Knowledge of Target, the other parties thereto, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. Neither Target nor any of its Subsidiaries (nor, to the Knowledge of Target, any other party to such Contract) is in breach of, or in default under, any Material Contracts nor has violated any provisions of, or committed or failed to perform any acts which, with or without notice, lapse of time or both, would reasonably be excepted to constitute, a breach of, or default under, any Material Contracts, except for such breaches, defaults, violations, commissions or failures to perform as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.
     SECTION 3.13 Intellectual Property. To the Knowledge of Target, Target or its Subsidiaries own or are licensed to use, or otherwise have the right to use, all items of intellectual property which are material to the business of Target and its Subsidiaries as currently conducted, taken as a whole, including, without limitation, trade names, trademarks and service marks, brand names, software, patents, trade secrets, domain names and copyrights. Except as disclosed in the Target SEC Documents filed prior to the date of this Agreement, there are no claims pending or, to the Knowledge of Target, threatened, that Target or its Subsidiaries is in violation of any intellectual property right of any third party that, individually or in the aggregate, would reasonably be expected to have a Target Material Adverse Effect, and, to the Knowledge of Target, no third party is in violation of any intellectual property rights of Target or its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Target Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, the use by Target or any of its Subsidiaries of its intellectual property and the conduct of its business does not infringe and has not infringed the intellectual property rights of any other Person, nor has it, through such use, misappropriated or improperly used or disclosed any intellectual property of any other Person. Except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect (i) the IT Systems of Target and its Subsidiaries are adequate for the operation of businesses of Target and its Subsidiaries in the manner currently conducted and (ii) there has not been any material malfunction with respect to any of the material IT Systems of

Target or any of its Subsidiaries since January 1, 2007 that has not been remedied or replaced in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, (i) the use of the Data by Target or its Subsidiaries does not infringe or violate the rights of any Person or otherwise violate any Law, (ii) Target and its Subsidiaries each has taken reasonable measures to protect the privacy of the Data of its customers and other Persons whose Data it possesses, and (iii) to the Knowledge of Target, since January 1, 2007, there have been no security breaches with respect to the privacy of such Data.
     SECTION 3.14 Title to Properties and Assets.
          (a) Target Leased Real Estate.
               (i) Each agreement to which any of the Target or its Subsidiaries is a party, whether as lessor or lessee, licensor or licensee, or otherwise (such agreements being collectively referred to herein as the “Target Real Estate Leases”) to lease, license or otherwise use or occupy the real property leased, licensed or otherwise used or occupied (but not owned) by the Target, its Subsidiaries or any of them (each, a “Target Leased Real Estate”), together with all amendments and assignments thereof, with respect to a Facility or the premises located at the address of Target set forth in Section 8.9 or under which the annual expenditures of Target and its Subsidiaries are in excess of $150,000 per annum (each a “Material Lease”) is valid and in full force and effect on the date hereof and Target or its Subsidiaries have performed in all material respects all obligations required to have been performed by them under each such Target Leased Real Property.
               (ii) Except as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, there are no disputes with respect to any Target Real Estate Leases.
               (iii) No event or condition exists that constitutes or, with the giving of notice or passage of time or both, would constitute a default or breach of any Material Lease by Target or any of its Subsidiaries, or, to the Knowledge of Target, any other party thereto, and no notice of default has been received or issued by Target or any of its Subsidiaries with respect to any such Material Lease that has not been waived or cured except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.
               (iv) Each Material Lease creates a valid, defeasible leasehold interest in the real property that it purports to lease, and is a valid and binding obligation of Target or one of its Subsidiaries and, to the Knowledge of Target, each other party thereto, enforceable against Target or one of its Subsidiaries and, to the Knowledge of Target, each other party thereto, in accordance with its terms, subject to the Bankruptcy and Equity Exception.
               (v) Except for Permitted Liens, no Material Lease has been assigned and no portion of any real property subject to such Material Lease has been subleased.
               (vi) There are no mortgages or other Liens, other than Permitted Liens, on the leasehold interests in the Target Leased Real Estate that have been granted by Target or its

Subsidiaries, whether as a result of a breach by any of Target or its Subsidiaries of any contractual obligation, or otherwise.
          (b) Target Owned Real Estate.
               (i) Target and its Subsidiaries are the owners of record of, and have good, valid and indefeasible fee simple marketable title to, and only to, the real estate reflected as owned in the Target SEC Documents (“Target Owned Real Estate”), free and clear of any and all Liens other than Permitted Liens.
               (ii) There is no pending or, to the Knowledge of the Target, threatened, claim, action or proceeding relating to any of the Target Owned Real Estate, nor any other matter that would adversely affect in any material respect the use, occupancy or value thereof.
               (iii) Since the Target Balance Sheet Date, each Facility located at, on or within each parcel of Target Owned Real Estate has been operated and maintained in all material respects in accordance with all Permits and all applicable Laws.
               (iv) There are no leases, licenses or other occupancy agreements affecting, and no outstanding purchase options or rights of first refusal or first offer, or other preferential rights to purchase, lease or otherwise use or occupy, and except as set forth on Schedule 3.14(b)(iv), none of Target or its Subsidiaries holds any option to purchase or acquire an interest in, any of the Target Owned Real Estate or any of the improvements located thereon, or any portion thereof or interest therein.
               (v) Except as set forth on Schedule 3.14(b)(v), there are no pending applications or proceedings with respect to zoning matters related to any of the Target Owned Real Estate, and there are neither any condemnation or eminent domain proceedings of any kind whatsoever nor any proceedings of any other kind whatsoever, for the taking of the whole or any part of the Target Owned Real Estate for public or quasi-public use pending.
               (vi) Except as set forth on Schedule 3.14(b)(vi), all of the Target Owned Real Estate has in all material respects adequate rights of access to dedicated public ways and adequate utility service, and the improvements located thereon are in all material respects in good order and repair and adequate, for the conduct of the business currently carried out thereon.
               (vii) Except as set forth on Schedule 3.14(b)(vii), there are no mortgages or other Liens, other than Permitted Liens, on the interests in the Target Owned Real Estate that have been granted by Target or its Subsidiaries, whether as a result of a breach by any of Target or its Subsidiaries of any contractual obligation, or otherwise.
          (c) Personal Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, each of Target and its Subsidiaries has good, valid and indefeasible fee title to, or, in the case of leased assets, outright good, valid and indefeasible leasehold interests in, all of its material tangible and intangible assets and properties used or held for use in, or that are necessary to conduct, the respective businesses of Target and its Subsidiaries as currently conducted or proposed by Target as of prior to the Effective Time to be conducted, in each case free and clear of any and all Liens, other than Permitted Liens.
          (d) Sufficiency of Assets and Properties. Except for such deficiencies as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, the assets and properties of Target and its Subsidiaries (whether real or personal, tangible or intangible) are in all material respects in good working order, taken as a whole, ordinary wear and tear excepted, properly functioning, and usable for their intended purposes in the ordinary and normal course consistent with past practice.
     SECTION 3.15 Environmental Matters. Except for those matters that would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, (a) each of Target and its Subsidiaries is in compliance with Environmental Laws, and has obtained and is in compliance with all necessary Permits that are required under Environmental Laws to operate the facilities, assets and business of the Target and its Subsidiaries, (b) there are no Environmental Claims pending or, to the Knowledge of Target, threatened against Target or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing that are likely to result in Environmental Liabilities and (c) there has been no Release at any of the real property currently or formerly owned, operated or leased by the Target or any of its Subsidiaries or, to the Knowledge of Target, a predecessor in interest of any of the foregoing, or, to the Knowledge of the Target, at any disposal or treatment facility which has received or currently receives Hazardous Materials generated by the Target or any of its Subsidiaries or any predecessor in interest of any of the foregoing. This Section 3.15 constitutes the sole and exclusive representation and warranty of Target regarding environmental or, except as set forth in Section 3.11, occupational health and safety matters, or liabilities or obligations relating thereto, or compliance with Laws relating thereto.
     SECTION 3.16 Information Supplied. None of the information supplied by or on behalf of Target for inclusion (or incorporation by reference) in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied by or on behalf of Target for inclusion (or incorporation by reference) in the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) will, on the date it is filed and the date it is first mailed to Target Stockholders and Parent Shareholders and at the time of the Target Stockholders Meeting and Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Target will cause the Joint Proxy Statement/Prospectus and all related filings with the SEC to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder applicable thereto as of the dates of such filings or mailings. Notwithstanding the foregoing, no representation is made by Target with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

     SECTION 3.17 Opinion of Financial Advisor. The Board of Directors of Target has received the opinion of Moelis & Company (the “Target Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by the Target Stockholders pursuant to this Agreement is fair to such stockholders from a financial point of view (the “Target Fairness Opinion”).
     SECTION 3.18 Brokers and Other Advisors. Except for the Target Financial Advisor, the fees and expenses of which will be paid by Target, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Merger based upon arrangements made by or on behalf of Target or any of its Subsidiaries. A true, complete and correct copy of Target’s fee arrangements with the Target Financial Advisor in connection with the Merger and the Transactions has been made available to Parent.
     SECTION 3.19 Insurance. The policies or binders of fire, windstorm, flood, casualty, liability, burglary, fidelity, workers’ compensation, vehicular, health, life and other insurance maintained, owned or held by Target and its Subsidiaries on the date hereof (the “Insurance Policies”) provide such coverage for all of the Target Owned Real Estate and all of the Target Leased Real Estate, including all such coverages and limits of coverage, as is appropriate and customary for the conduct of the Target and its Subsidiaries’ business as currently conducted and, to the Knowledge of Target, are in such amounts and insure Target and its Subsidiaries against such losses and risks as are generally maintained by comparable businesses. All of the Insurance Policies are in full force and effect and are valid, outstanding and enforceable, and all premiums with respect thereto are currently paid and no basis exists for early termination of any of the Insurance Policies on the part of the insurer thereunder, except where such failures to be in effect would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. The coverage limits under the Insurance Policies have not been exhausted or materially diminished. None of Target or its Subsidiaries have failed to give any notice or present any claim under any such Insurance Policies in due and timely fashion, and there are no outstanding unpaid claims under any such Insurance Policies. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of any of the Transactions contemplated by this Agreement, except where such terminations and lapses would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. No facts or circumstances exist which would relieve the insurer under any Insurance Policy of its obligation to satisfy in full any valid claim of the Target or its Subsidiaries thereunder. Each of Target and its Subsidiaries has complied with the material provisions of each Insurance Policy under which it is the insured party, except where such failures to comply would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. Neither Target nor any of its Subsidiaries have received any notice of cancellation or non-renewal of any Insurance Policy. Since January 1, 2007, none of Target or its Subsidiaries have been refused any insurance (including, without limitation, insurance against loss due to terrorist acts) with respect to its assets, properties or businesses, nor has any coverage been limited by an insurance carrier to which any of Target or its Subsidiaries has applied for any such insurance or with which Target or its Subsidiaries have carried insurance during the last three years. Since January 1, 2004, no insurer under any policy or binder of fire, casualty, liability, burglary, fidelity, workers’

compensation, vehicular, health, life and other insurance maintained, owned or held by Target and its Subsidiaries at any time since such date has cancelled or generally disclaimed liability under such policy or binder or, to Target’s Knowledge, indicated any intent to do so or not to renew any such policy.
     SECTION 3.20 Certain Business Practices. None of Target, any of its Subsidiaries or, to Target’s Knowledge, any director, officer or employee of Target or any of its Subsidiaries has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (b) made any unlawful payment to any foreign or domestic governmental official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.
     SECTION 3.21 No Other Representations or Warranties. Except for the representations and warranties made by Target in this Article III, neither Target nor any Person on behalf of Target is making any representation or warranty with respect to Target or any of its Subsidiaries, or its or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.
     SECTION 3.22 No Reliance. Notwithstanding anything contained in this Agreement to the contrary, Target acknowledges and agrees that (a) none of Parent, Merger Sub or any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV, and (b) Target has neither been induced by, or nor relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by Parent, Merger Sub or any Person, that are not expressly set forth in Article IV. Without limiting the generality of the foregoing, Target acknowledges that no representations or warranties are made by Parent, Merger Sub or any Person, and none shall be implied, with respect to any projections, forecasts, estimates, budgets or prospects that may have been made available to Target or any of their respective Representatives.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub jointly and severally represent and warrant to Target that except (x) as set forth in the Parent Disclosure Schedules or (y) Parent’s Annual Report on Form 10-K for the year ended January 3, 2010 (the “Parent 2010 10-K”) (it being understood that any matter set forth in the Parent 2010 10-K shall be deemed disclosed with respect to any section of this Article IV (other than Section 4.6) to which the matter relates, to the extent the relevance of such matter to such section is reasonably apparent), as follows:
     SECTION 4.1 Organization, Standing and Power.
          (a) Each of Parent and Merger Sub is a corporation, validly existing and in good standing under the laws of the jurisdiction of its organization or formation, and each of

Parent and Merger Sub has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failures to be so licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.
          (b) Each Subsidiary of Parent is validly existing and in good standing under the laws of the jurisdiction of its organization or formation and in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failures to be so licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. All the outstanding equity interests in each Subsidiary of Parent are owned directly or indirectly by Parent, in each case free and clear of all Liens, except for such transfer restrictions of general applicability as may be provided under the Securities Act, and other applicable securities laws.
          (c) Parent has made available to Target true, complete and correct copies of the organizational documents of Parent and Merger Sub, as amended to the date of this Agreement (collectively, the “Parent Organizational Documents”). Neither Parent nor Merger Sub is in violation of the provisions of its articles or certificate of incorporation, as applicable, bylaws or other organizational documents, except where such failures would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.
     SECTION 4.2 Capitalization.
          (a) The authorized capital stock of Parent consists of (i) 90,000,000 shares of Parent Common Stock and (ii) 30,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the date hereof, (A) 49,227,524 shares of Parent Common Stock are issued and outstanding 383,100 shares of which consist of Parent restricted stock (“Parent Restricted Stock”), (B) 572,644 shares of Parent Common Stock have been reserved for issuance pursuant to stock option and stock incentive plans of the Parent (the “Parent Stock Option Plans”) (such shares, the “Parent Options”), subject to adjustment on the terms set forth in such Parent Stock Option Plans, respectively, (C) 18,842,884 shares of Parent Common Stock are held in the treasury of Parent, and (D) no shares of Parent Preferred Stock are issued and outstanding. There are not any bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent capital stock may vote (“Voting Parent Debt”). Except for the Parent Options and Parent Restricted Stock, as of the date hereof, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” unit rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent or any of Parent’s Subsidiaries is a party or by which any of them is bound (x) obligating Parent or any Subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional capital stock of, or any security convertible or exercisable for or exchangeable into any capital stock of, Parent or any Subsidiary of Parent or any Voting Parent Debt, (y) obligating Parent or any Subsidiary of Parent to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Parent capital stock. As of the date of this Agreement, there are not any outstanding contractual obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any capital stock of Parent or any Subsidiary of Parent.
          (b) The issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. Such shares of Parent Common Stock were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding on Parent. The Parent Common Stock to be issued pursuant to or as specifically contemplated by this Agreement will, upon obtaining the Parent Shareholder Approval, and, as of the Effective Time and, if and when issued in accordance with the terms hereof or thereof, be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. All of the outstanding equity interests of the Subsidiaries of Parent have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable and free of pre-emptive rights (except as set forth to the contrary in the applicable governing documents), and were not issued in violation of pre-emptive or similar rights; and all such equity interests are owned free and clear of all Liens, except for applicable securities laws and restrictions on transfer contained in the applicable governing documents.
          (c) There are no voting trusts, proxies or other agreements, commitments or understandings of any character to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of the Parent or any of its Subsidiaries or the registration of the offer or sale of any shares of capital stock of Parent or any of its Subsidiaries under the Securities Act.
     SECTION 4.3 Operations and Ownership of Merger Sub.
          (a) Since the date of its formation, Merger Sub has not carried on any business, conducted any operations or incurred any obligations or liabilities other than (i) the execution of this Agreement and the other agreements referred to herein, (ii) the performance of its obligations hereunder and thereunder and (iii) matters ancillary hereto and thereto.
          (b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.001 per share, all of which have been duly authorized and validly issued, are fully paid and non-assessable and are owned by Parent free and clear of any Liens, except for applicable securities laws and restrictions on transfer contained in the applicable governing documents (true, complete and correct copies of which have been made available to Target).
     SECTION 4.4 Authority; Noncontravention; Voting Requirements.
          (a) Except as set forth in Schedule 4.4(a), each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the Parent Shareholder Approval and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (it being understood that Parent hereby adopts this Agreement on its own behalf and in its capacity as the sole stockholder of Merger Sub), to perform its respective obligations hereunder and to consummate the Merger and the other Transactions to be performed or consummated by it. Except as set forth on Schedule 4.4(a), the execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Merger and the other Transactions to be performed or consummated by it, have been duly authorized and approved by the Boards of Directors of each of Parent and Merger Sub and adopted by Parent as the sole equityholder of Merger Sub, and, except for obtaining the Parent Shareholder Approval, no other organizational action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Merger and the other Transactions to be performed or consummated by Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by Target, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
          (b) The Board of Directors of Parent has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, (a) determined that the Merger is fair to, and in the best interests of, Parent and its shareholders and declared the Merger to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Merger and the payment and issuance of the Merger Consideration, and (c) recommended that the shareholders of Parent approve the issuance of Parent Common Stock in connection with the Merger (the “Share Issuance”) and directed that such matter be submitted to Parent’s shareholders at the Parent Shareholders Meeting (collectively, the “Parent Board Recommendation”).
          (c) The Board of Directors of Merger Sub, at a meeting duly called and held (or by unanimous written consent given in accordance with the DGCL) has approved and declared advisable this Agreement and the Merger and the other Transactions to be performed or consummated by Merger Sub.
          (d) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Merger and the other Transactions to be performed or consummated by each, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Parent Organizational Documents, or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Parent Stockholder Approval are obtained and the filings referred to in Section 4.4 are made, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except as set forth on Schedule 4.4(a), (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, or (y) violate or constitute a default (or an event, condition or circumstance which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party.

          (e) Except as set forth on Schedule 4.4(a), the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Parent Common Stock for the approval of the Share Issuance (the “Parent Shareholder Approval”) and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub are the only votes or approvals of the holders of any capital stock of Parent or any of its Subsidiaries that is necessary to adopt this Agreement and approve the Transactions contemplated hereby.
     SECTION 4.5 Governmental Approvals. Except for (a) the Necessary Consents and (b) such other legally required consents, approvals, filings and registrations the failure of which to obtain or make would not reasonably be expected to have a Parent Material Adverse Effect, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions to be performed or consummated by Parent and Merger Sub, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.
     SECTION 4.6 Parent SEC Documents; Undisclosed Liabilities.
          (a) Since January 1, 2009, Parent has filed all reports, schedules, forms and registration, proxy and other statements with the SEC (the “Parent SEC Documents”) required to be filed by it pursuant to the federal securities laws and the rules and regulations of the SEC promulgated thereunder. As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (b) The consolidated financial statements of Parent included in the Parent SEC Documents have been prepared in accordance with GAAP (except, in the case of unaudited interim statements, as stated in the notes thereto) applied on a consistent basis during the periods involved (except as stated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited interim statements, to normal recurring year-end adjustments that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect).
          (c) Since January 1, 2007, the Parent and its Subsidiaries have timely filed all regulatory reports, schedules, forms and registrations and other documents required to be filed with any Governmental Authority other than the SEC, including state securities administrators. As of their respective filing dates, all such reports, schedules, forms and registrations and other documents complied in all material respects with the requirements of applicable Law with respect to such items, and there is no unresolved violation or exception with respect to any such item alleged by any Governmental Authority, except for such unresolved violations or exceptions as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.
          (d) Neither Parent nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) which, if known, would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP, except liabilities (i) reflected or reserved against on the balance sheet of the Parent and its Subsidiaries as of January 3, 2010 (the “Parent Balance Sheet Date”) (including the notes thereto) included in the Parent SEC Documents, (ii) incurred after the Parent Balance Sheet Date in the ordinary course of business consistent with past practice (as to both type and amount), (iii) as expressly contemplated by this Agreement or otherwise in connection with the Merger or (iv) as would not reasonably be expected to have a Parent Material Adverse Effect.
     SECTION 4.7 Absence of Certain Changes. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement, since the Parent Balance Sheet Date, (a) Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any events, changes or occurrences that have had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (c) neither Parent nor any Subsidiary thereof has taken any other action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.2 hereof, except for such breaches as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
     SECTION 4.8 Legal Proceedings. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement, except as set forth on Schedule 4.8 and except as would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened, legal or administrative proceedings, claims, suits, or actions against Parent or any of its Subsidiaries (or to which any of them is a party) or any arbitrations to which Parent or any of its Subsidiaries is a party, nor, to the Knowledge of Parent, any pending investigations or audits of Parent or any of its Subsidiaries, nor any outstanding or unsatisfied injunctions, orders, judgments, awards, rulings or decrees imposed upon Parent or any of its Subsidiaries, by or before any Governmental Authority.
     SECTION 4.9 Compliance With Laws; Permits.
     Parent and its Subsidiaries are in compliance with all Laws applicable to Parent or any of its Subsidiaries, except for such instances of non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, except where such failures to hold the same would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. All Permits held by Parent and its Subsidiaries are valid and in full force and effect, no legal or administrative proceeding, claim, suit, action or investigation is pending or, to the Knowledge of Parent, threatened, to suspend, cancel or revoke any such Permit, and Parent and its Subsidiaries are in compliance with the terms of all such Permits, except for such instances of non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. The consummation of the Transactions will not result in the violation of any Permit, except for such violations which would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.
     SECTION 4.10 Tax Matters.
     Except as set forth on Schedule 4.10: (i) each of Parent and its Subsidiaries has timely filed, or has caused to be filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be timely filed by it, and all such filed Tax Returns are correct and complete in all material respects, (ii) all Taxes (whether or not shown to be due on such Tax Returns) have been timely paid, (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries, which have not been fully paid or adequately reserved, (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of Parent or any of its Subsidiaries as to which written notice thereof has been received, (v) there is no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes of Parent or its Subsidiaries nor has any request been made for any such extension, (vi) all Taxes that Parent or any of its Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable, (vii) no written claim has been made by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries does not file tax returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, (viii) neither Parent nor any of its Subsidiaries has made any payments, is obligated to make any payments, or will become obligated under any contract entered into on or before the Closing Date to make any payments to employees, officers, independent contractors, or directors of Parent or any of its Subsidiaries, nor will any benefits accrue or rights vest with respect to such individuals, in each case that are contingent on (A) the Transactions or (B) a termination of such individual’s employment or other service relationship with the Target or any of its Subsidiaries, in connection with the Transactions and (ix) none of Parent or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock outside of the affiliated group of which Parent is the common parent qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.
     SECTION 4.11 Employee Benefits.
          (a) Each Employee Benefit Plan maintained, contributed to or required to be contributed to, or sponsored by, Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any present or future liability (each, a “Parent Benefit Plan”) has been administered in all material respects in accordance with its terms. Parent, its Subsidiaries and all Parent Benefit Plans are all in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except for any instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Benefit Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Parent Pension Plan”) that is maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries has received a favorable determination or opinion letter from the IRS regarding such qualification and to the Knowledge of Parent, no event has occurred since the date of the most recent determination or opinion letter or application therefor relating to any such Parent Pension Plan that would reasonably be expected to adversely affect the qualification of such Parent Pension Plan. All contributions and premiums under or in connection with Parent Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of Parent Benefit Plans have been made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference into Parent SEC Documents. No Parent Pension Plan has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. Neither Parent nor its Subsidiaries has incurred any liability under Title IV of ERISA that has not been paid in full prior to the Closing and no Parent Benefit Plan is subject to Title IV of ERISA. Except as set forth on Schedule 4.11(a), neither Parent nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current or former employees of Parent or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.
          (b) No Parent Benefit Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), will entitle any employee, consultant or director to (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement or (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable, or result in any other material obligation pursuant to, any of the Parent Benefit Plans.
     SECTION 4.12 Labor and Employment Matters.
          (a) Except as set forth on Schedule 4.12(a), and except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and have been, in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, occupational safety and health, civil rights, family and medical leaves and military leaves, and wages and hours.
          (b) Neither Parent nor any of its Subsidiaries is in material breach under any Contract with a labor union or labor organization. Neither Parent nor any of its Subsidiaries is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of Parent, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Parent or any of its Subsidiaries

          SECTION 4.13 Environmental Matters. Except for those matters that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (a) each of Parent and its Subsidiaries is in compliance with Environmental Laws, and has obtained and is in compliance with all necessary Permits that are required under Environmental Laws to operate the facilities, assets and business of the Parent and its Subsidiaries, (b) there are no Environmental Claims pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by Parent or any of its Subsidiaries or a predecessor in interest of any of the foregoing that are likely to result in Environmental Liabilities and (c) there has been no Release at any of the real property currently or formerly owned, operated or leased by the Parent or any of its Subsidiaries or a predecessor in interest of any of the foregoing, or, to the Knowledge of the Parent, at any disposal or treatment facility which has received or currently receives Hazardous Materials generated by the Parent or any of its Subsidiaries or any predecessor in interest of any of the foregoing. This Section 4.13 constitutes the sole and exclusive representation and warranty of Parent regarding environmental or, except as set forth in Section 4.12, occupational health and safety matters, or liabilities or obligations relating thereto, or compliance with Laws relating thereto.
     SECTION 4.14 Sufficiency of Funds. At the Effective Time, Parent will have the funds necessary to consummate the Merger and to pay all fees and expenses incurred by Parent, Merger Sub and Target in connection with this Agreement and the Merger.
     SECTION 4.15 Stock Ownership. As of the date hereof, none of Parent, Merger Sub or any of their “affiliates” or “associates” (as defined in Section 203 of the DGCL) beneficially own any Target Common Stock. Neither Parent nor Merger Sub, nor any of their “affiliates” or “associates” (as defined in Section 203 of the DGCL) has been an “interested stockholder” of the Target at any time within three (3) years prior to the date of this Agreement, as those terms are used in Section 203 of the DGCL.
     SECTION 4.16 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion (or incorporation by reference) in the Registration Statement or the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) will, on the date it is filed and the date it is first mailed to Target Stockholders and Parent Shareholders and at the time of the Target Stockholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Parent will cause the Registration Statement and the Joint Proxy Statement/Prospectus and all related filings with the SEC to comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder applicable thereto as of the dates of such filings or mailings. Notwithstanding the foregoing, no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by Target for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.
     SECTION 4.17 Opinion of Financial Advisor. The Board of Directors of Parent has received the separate opinions of Barclays Capital, Inc. and of Merrill Lynch, Pierce, Fenner

& Smith Incorporated (the “Parent Financial Advisors”), to the effect that, as of the date of such opinions and subject to the various assumptions and qualifications set forth therein, the consideration to be paid by Parent pursuant to this Agreement is fair to Parent from a financial point of view.
     SECTION 4.18 Brokers and Other Advisors. Except for the Parent Financial Advisors, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
     SECTION 4.19 No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub is making any representation or warranty with respect to Parent, Merger Sub, or any of their Subsidiaries, or its or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Target or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.
     SECTION 4.20 No Reliance. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that (a) neither Target, its Subsidiaries nor any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Target in Article III, and (b) none of Parent or Merger Sub has been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by Target, its Subsidiaries or any other Person, that are not expressly set forth in Article III. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made by Target or any Person, and none shall be implied, with respect to any projections, forecasts, estimates, budgets or prospects that may have been made available to Parent, Merger Sub or any of their respective Representatives.
     SECTION 4.21 Rights Agreement. Parent has taken all actions necessary to (i) render its Rights Agreement entered into with Equiserve Trust Company, N.A. dated as of October 9, 2003 (the “Parent Rights Agreement”) inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, and (ii) ensure that (x) none of Target or any other Subsidiary of Target is an Acquiring Person (as defined in the Parent Rights Agreement) pursuant to the Parent Rights Agreement, (y) a Distribution Date (as such term is defined in the Parent Rights Agreement) does not occur and (z) the Rights (as defined in the Parent Rights Agreement) to purchase one one-thousandth (subject to adjustment) of a share of Preferred Stock (as such term is defined in the Parent Rights Agreement) issued under the Parent Rights Agreement do not become exercisable, in the case of clauses (x), (y) and (z), solely by reason of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS
     SECTION 5.1 Conduct of Business by Target.
          (a) From the date of this Agreement to the Effective Time, Target shall, except as set forth on Schedule 5.1(a), conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to preserve substantially intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.1(a) or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, Target shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned):
               (i) authorize, issue, sell, grant, pledge or otherwise dispose of or encumber any of its equity securities, or any securities or rights convertible into its equity securities, or any rights, warrants or options to purchase or other similar agreements obligating it to issue any such equity securities or such other securities or rights, other than issuances of Target Common Stock pursuant to exercises of (x) any Stock Options outstanding on the date of this Agreement in accordance with the terms thereof or (y) rights or options granted prior to the date hereof with respect to periods ending on or prior to December 31, 2010 under the Target ESPP in accordance with the terms thereof;
               (ii) (A) redeem, purchase or otherwise acquire any of its outstanding equity securities, or any securities or rights convertible into its equity securities or any rights, warrants or options to acquire any equity securities or such other securities or rights, except pursuant to commitments in effect as of the date hereof that are set forth on Schedule 5.1(a)(ii) hereto; (B) except for the declaration and payment of a dividend or distribution by a wholly owned Subsidiary of Target to Target or another wholly owned Subsidiary of Target or as required under its organizational documents as in effect on the date hereof (true, correct and copies of which have been made available to Parent prior to the execution of this Agreement), declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its equity securities; or (C) split, combine, subdivide or reclassify any of its equity securities;
               (iii) incur any indebtedness for borrowed money or guarantee any such indebtedness such that the aggregate amount, without duplication, of all indebtedness and guarantees of the Target and its Subsidiaries, taken as a whole, would be more than $2.5 million in excess of the aggregate amount, without duplication, of all such indebtedness and guarantees as of the date of this Agreement, except (x) incurrences where the proceeds thereof are used to fund capital expenditures for projects set forth on Schedule 5.1(a)(ix), provided that the timing of such incurrences shall be consistent (and not greater than) the timing and amount of the capital expenditures for such projects as set forth on Schedule 5.1(a)(ix), (y) incurrences under the Credit Facility for working capital purposes in the ordinary course of business consistent with past practice, and (z) intercompany debt among Target and its Subsidiaries in the ordinary course of business consistent with past practice;
               (iv) make any loans, advances or capital contributions to, or investments in, any other Person (or any commitments therefor), except (x) as required by existing Contracts as in effect on the date of this Agreement or any Contracts entered into after the date hereof in the ordinary course of business consistent with past practice, or (y) for advances or capital contributions to Target or wholly-owned Subsidiaries thereof; provided, that the aggregate amount, without duplication, of all of such advances and capital contributions (or commitments therefor) (other than to Target and wholly-owned Subsidiaries thereof) and all capital contributions (or commitments therefor) of Target and its Subsidiaries shall not exceed $2.5 million;
               (v) amend, cancel or otherwise modify in any material respect, any existing Material Contract as in effect on the date of this Agreement, except as set forth in Schedule 5.1(a)(v) hereto;
               (vi) pay, discharge or satisfy any claims, liabilities or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), except (A) as required by Law, or required by an existing Contract as in effect on the date of this Agreement or (B) in the ordinary course of business consistent with past practice for an amount less than $500,000 individually, excluding any amounts which may be paid under existing Insurance Policies as in effect on the date of this Agreement; provided, that the aggregate amount of all of such payments, discharges or satisfactions of any claims, liabilities or obligations by the Target and its Subsidiaries, taken as a whole, shall not exceed $1 million in the aggregate;
               (vii) settle, pay or discharge any litigation, investigation, arbitration, proceeding or other claim, except in the ordinary course of business consistent with past practice for an amount less than $500,000 individually, excluding any amounts which may be paid under existing Insurance Policies as in effect on the date of this Agreement; provided, that such settlement, payment or discharge by Target and its Subsidiaries, taken as a whole, shall not exceed $1 million in the aggregate;
               (viii) (A) sell, lease, license, pledge, grant options to purchase or lease, grant rights of first refusal to purchase or lease, or otherwise dispose of or encumber or permit or suffer to exist any Lien on, (x) any Material Lease (y) any Target Owned Real Estate or Target Leased Real Estate having a fair market value in excess of $1 million, or (B) sell, lease or otherwise dispose of any other properties or assets, in one or a series of related transactions, having an aggregate fair market value in excess of $1 million, except (x) pursuant to Contracts in force at the date of this Agreement, (y) dispositions of obsolete, economically obsolete or worthless assets or properties, or (z) dispositions among Target and its wholly-owned Subsidiaries;
               (ix) make capital expenditures or commitments therefore in excess of $1 million in the aggregate (including, for purposes of such $1 million limitation, without duplication, the aggregate amount of all loans, advances and capital contributions to, or investments in, any other Persons (other than Target and wholly owned Subsidiaries thereof)), except to the extent specified on Schedule 5.1(a)(ix);
               (x) make any acquisition (including by merger) of the capital stock (except as otherwise expressly permitted by this Agreement) of any one or more Persons (or the assets thereof) (in one transaction or a series of related transactions);
               (xi) (A) pay or provide for any bonus, change of control, severance, incentive, retention, or other compensation in excess of base salaries for the benefit or welfare of any current or former director, officer, employee or consultant except for payments of bonuses pursuant to the terms of any Target Benefit Plan currently in effect or (B) except as expressly contemplated by this Agreement, (I) adopt, enter into or terminate, or amend or waive any material term of, any other Target Benefit Plan, except (a) immaterial amendments and waivers in the ordinary course of administering the applicable Target Benefit Plan consistent with past practice and (b) for the entry by Target and its Subsidiaries into employment agreements with persons (other than officers) hired to replace persons who have left Target or any of its Subsidiaries since the date hereof providing in each case for annual total compensation at a rate reasonably equivalent to (or less than) that of the person being replaced, in which event the adoption or extension of the benefit of a Target Benefit Plan to the applicable employee shall be permitted provided the same is in the ordinary course consistent with past practice, (II) increase the compensation or benefits of any of its directors, officers, employees or consultants except for salary increases to employees as set forth on Schedule 5.1(a)(xi) which have been approved by Target prior to the date hereof, (III) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards or (IV) make any material change in the key management structure of Target or its Subsidiaries, including the hiring or termination of officers or directors (or employees in each case with individual annual total compensation of $250,000 or more) of Target or any of its Subsidiaries; provided that Target may hire persons to replace officers or employees with individual annual total compensation of $250,000 or more who leave Target after the date hereof so long as the total annual compensation of such new officer or person is at a rate reasonably equivalent to (or less than) that of the person being replaced; and further provided that Parent shall not unreasonably withhold its consent to any termination proposed by Target.
               (xii) make, change or revoke any material election concerning Taxes or Tax Returns, or settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or file any amended Tax Return, or increase Tax contingency reserves for Tax deficiencies or Tax liens;
               (xiii) make any changes in any material respect in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;
               (xiv) amend its organizational documents;
               (xv) adopt a plan or agreement of complete or partial liquidation or dissolution;

               (xvi) cancel any debt owed to it (other than a debt of a customer of the Target and its Subsidiaries, to the extent such cancellation is in the ordinary course of business and consistent with past practice), or waive any claim or right of substantial value to Target and its Subsidiaries, taken as a whole, except in connection with the settlement of disputes;
               (xvii) fail to maintain any Insurance Policies in effect as of the date hereof other than (a) as set forth in Schedule 5.1(a)(xvii), or (b) renewals of such Insurance Policies for, or the entry into replacement insurance polices providing, substantially similar levels of coverage;
               (xviii) write-up or write-down the value of its assets, except for write-ups or write-downs required by GAAP or consistent with past practice; or
               (xix) authorize, agree or commit to take any of the foregoing actions.
          (b) [reserved].
     SECTION 5.2 Conduct of Business by Parent.
          (a) Parent agrees that, during the period from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, in contravention of Parent’s obligations under Section 5.5, (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Merger or the other Transactions or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger or the other Transactions or (iii) otherwise materially delay the consummation of the Merger or the other Transactions (each, a “Delay”). In addition, and without limiting the generality of the foregoing, Parent agrees that, during the period from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Target (which consent will not be unreasonably withheld, delayed or conditioned):
               (i) amend or otherwise change the Parent Organizational Documents in a manner adverse to Target Stockholders as opposed to any other holders of Parent Common Stock;
               (ii) issue, sell, or grant, or authorize the issuance, sale or grant of, any share capital of Parent except (A) for fair market value, as determined by Parent in good faith, or (B) upon the vesting of restricted stock units or the exercise of options, warrants, convertible securities or other rights of any kind to acquire any share capital of Parent which were issued with an exercise or conversion price of not less than fair market value, as determined by Parent in good faith, at the time of issuance; provided, that the foregoing shall not prohibit issuances of Parent Common Stock, restricted stock units, options or rights as part of normal employee compensation in the ordinary course of business; provided further, that this Section 5.2(a)(ii) shall not prohibit the issuance of share capital, restricted stock units, options, warrants, convertible securities or other rights in connection with the acquisition of another entity or business.
               (iii) except as set forth on Schedule 5.2(a)(iii), declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for regular quarterly dividends on Parent Common Stock declared and paid in cash at times and in amounts consistent with past practice;
               (iv) reclassify, combine, split or subdivide its share capital without appropriate adjustment being made to the Per Share Stock Election Consideration and Per Share Cash Election Consideration payable to the holders of Target Common Stock in the Merger;
               (v) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to result in a Delay;
               (vi) make any material change, other than reasonable and usual changes in the ordinary course of business and consistent with past practice, or as may be required by GAAP or as a result of a change of law, with respect to accounting policies or procedures; or
               (vii) announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.
     SECTION 5.3 Preparation of Registration Statement and Joint Proxy Statement/Prospectus; Stockholder Meetings; Board Recommendations.
          (a) As promptly as practicable following the date of this Agreement (i) Parent and Target shall prepare and file with the SEC (as part of the Registration Statement) the Joint Proxy Statement/Prospectus relating to the Parent Shareholders Meeting and the Target Stockholders Meeting to be held to consider the Share Issuance, in the case of Parent, and adoption of this Agreement, in the case of Target, and (ii) Parent will prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus in connection with the registration under the Securities Act of the Parent Common Stock to be issued in connection with the Merger. Each of Parent and Target shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Joint Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 5.3, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement. Each of Parent and Target shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC and will use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Without limiting any other provision herein, the Joint Proxy Statement/Prospectus and the Registration Statement will contain such information and disclosure reasonably requested by either Parent or Target so that the Joint Proxy Statement/Prospectus and the Registration Statement conform in form and substance to the requirements of the Exchange Act and the Securities Act, as applicable. Parent and Target shall each use its commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Registration Statement has been declared effective by the SEC.
          (b) Each of Parent and Target shall promptly notify the other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus or for additional information and shall supply the other with copies of all correspondence between Parent or any of its representatives or Target or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement or the Joint Proxy Statement/Prospectus.
          (c) If at any time prior to the Effective Time there shall occur (i) any event with respect to Parent or any of its Subsidiaries, or with respect to other information supplied by Parent for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus, or (ii) any event with respect to Target, or with respect to information supplied by Target for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus, in either case, which event is required to be described in an amendment of or a supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, Parent or Target, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Parent and/or Target, such amendment or supplement. Each of Parent and Target shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Joint Prospect/Proxy Statement prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Neither Parent nor Target shall make any amendment to the Joint Proxy Statement/Prospectus or the Registration Statement without the approval of the other party, which approval shall not be unreasonably withheld or delayed.
          (d) As soon as reasonably practicable after the Registration Statement is declared effective by the SEC, Parent shall take all action necessary in accordance with Florida Law and its articles of incorporation and bylaws and the rules of the NYSE to call, give notice of, convene and hold a meeting of the Parent Shareholders (including any adjournments or postponements thereof, the “Parent Shareholders Meeting”) for the purpose of seeking the Parent Shareholder Approval, and except as otherwise permitted by Section 5.4, Target shall take all action necessary in accordance with Delaware Law and its certificate of incorporation and bylaws and the rules of the NYSE to call, give notice of, convene and hold a meeting of the Target Stockholders (including any adjournments or postponements thereof, the “Target Stockholders Meeting”) for the purpose of seeking the Target Stockholder Approval, each to be held as promptly as practicable. Each of Parent and Target will use its reasonable best efforts to hold their respective stockholders’ meetings on the same date. Each of Parent and, subject to Sections 5.4(c), Target will use its reasonable best efforts to solicit the Parent Shareholder

Approval and the Target Stockholder Approval, as applicable, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE and Florida or Delaware Law, as applicable. Notwithstanding anything to the contrary contained in this Agreement, Parent or Target, as the case may be, may adjourn or postpone its stockholders meeting to the extent necessary (i) to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders in advance of the vote on the Share Issuance (in the case of Parent) or the adoption of this Agreement (in the case of Target), or (ii) if as of the time for which the stockholders meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of capital stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such stockholders meeting. Each of Parent and Target shall ensure that its respective stockholders meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with its stockholders meeting are solicited in compliance with Florida or Delaware Law, as applicable, its articles or certificate of incorporation, as applicable, and bylaws, the rules of the NYSE and all other applicable Laws.
          (e) The Joint Proxy Statement/Prospectus shall contain (i) the recommendation of the Board of Directors of Target to the Target Stockholders that they give the Target Stockholder Approval, and (ii) the determination of the Board of Directors of Target that the Merger is advisable and in the best interests of the Target Stockholders, except, in each case, to the extent that the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger as permitted by Section 5.4(c), and shall contain (x) the recommendation of the Board of Directors of Parent to the Parent Shareholders that they give the Parent Shareholder Approval and (y) the determination of the Board of Directors of Parent that the Share Issuance is advisable and in the best interests of the Parent Shareholders. Target agrees that, except as permitted by Section 5.4(c), neither the Board of Directors of Target nor any committee thereof shall withdraw, qualify, modify or amend, or propose to withdraw, qualify, modify or amend, in any manner adverse to Parent or Merger Sub, the Target Board Recommendation, or take any action, or make any public statement, filing or release inconsistent with the Target Board Recommendation. Parent agrees that neither the Board of Directors of Parent nor any committee thereof shall withdraw, qualify, modify or amend, or propose to withdraw, qualify, modify or amend, in any manner adverse to Target, the Parent Board Recommendation, or take any action, or make any public statement, filing or release inconsistent with the Parent Board Recommendation.
     SECTION 5.4 Other Proposals, Etc.
          (a) Subject to Section 5.4(b), during the period beginning on the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VII (the “Specified Time”), Target shall not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers or employees, or any of its investment bankers, attorneys or other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or facilitate (including by way of furnishing material non-public information), any Acquisition Proposal, (ii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, or any other agreement, arrangement or understanding, relating in any respect to any Acquisition Proposal, or (iii) participate in any substantive discussions or negotiations regarding, or furnish to any Person or provide any Person with access to, any material non-public information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Target shall promptly take the steps necessary to inform its Representatives of the obligations undertaken in this Section 5.4(a) and Target agrees that it shall be responsible for any breach of this Section 5.4(a) by such Representatives as if such Representatives were parties to this Section 5.4(a).
          (b) Notwithstanding anything in this Agreement to the contrary, Target may, in response to a bona fide written Acquisition Proposal that was unsolicited and did not otherwise result from a breach of this Section 5.4 and that is received at any time prior to the receipt of the Target Stockholder Approval, and which the Board of Directors of Target determines, in good faith, after consultation with outside counsel and financial advisors and with such clarification from the Person making the Acquisition Proposal about terms and conditions as the Board of Directors of Target reasonably requests, is, or may reasonably be expected to lead to, a Superior Proposal, (A) furnish information with respect to Target and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Target Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and (B) participate in discussions or negotiations with such Person and its Representatives regarding such prior Acquisition Proposal, but, in the case of each of clauses (A) and (B) above, only to the extent that, upon the advice of outside counsel to the Board of Directors of Target, the failure to do so would result in a breach of the fiduciary duties of the Board of Directors of Target to the Target Stockholders under applicable Law; provided, however, that Target shall give Parent at least 48 hours’ written notice of its intention to take any such action and provide to Parent, concurrently with the provision of any non-public information concerning Target or any Subsidiary thereof to the Person making such Acquisition Proposal or its Representatives, a list of such non-public information and copies of any such non-public information that was not previously provided to Parent.
          (c) Prior to the final adjournment of the Target Stockholders Meeting, except as expressly permitted by this Section 5.4(c), neither the Board of Directors of Target nor any committee thereof shall (i) (x) fail to make, withdraw, modify or amend, or publicly propose or resolve to withhold, withdraw, modify or amend, in a manner adverse to Parent or Merger Sub, the Target Board Recommendation, (y) recommend, adopt, approve or submit to a vote of its stockholders, or publicly propose to recommend, adopt, approve or submit to a vote of its stockholders, any alternative Acquisition Proposal, including any Superior Proposal or (z) in the event a tender or exchange offer for Target Common Stock that would, if consummated in accordance with its terms, constitute an Acquisition Transaction is commenced by a Person unaffiliated with Parent, fail to, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, issue a public statement (and file a Schedule 14D-9) reaffirming the Target Board Recommendation and recommending that the Target Stockholders reject such Acquisition Proposal and not tender any shares of Target Common Stock into such tender or exchange offer (any action described in clause (x), clause (y) or clause (z) immediately above being referred to herein as a “Target Adverse Recommendation Change”) or (ii) enter into any merger agreement, letter of intent, agreement in principle, stock purchase agreement, asset purchase agreement or stock exchange agreement, option agreement or other agreement, in each case providing for or relating to an Acquisition Proposal (each, a “Target

Acquisition Agreement”) other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(b). Notwithstanding the preceding sentence, if, and only if, at any time prior to the final adjournment of the Target Stockholders Meeting (1) the Target receives a bona fide written Acquisition Proposal that was unsolicited and did not otherwise result from a breach of this Section 5.4, (2) such Acquisition Proposal is a Superior Proposal and (3) the Board of Directors of Target determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such actions would result in a breach of the fiduciary duties of the Board of Directors of Target to Target Stockholders under applicable Law, then, provided that (I) the Target has provided Parent a least three (3) Business Days’ prior written notice of such proposal (“Superior Proposal Notice”), advising Parent therein that the Board of Directors of Target has received a Superior Proposal that it intends to accept, specifying therein the terms and conditions of such Superior Proposal and identifying therein the Person making such Superior Proposal, (II) for a period of not less than three (3) Business Days after Parent’s receipt of such Superior Proposal Notice, Target has, if so requested by Parent, negotiated in good faith with Parent to amend or modify this Agreement so that the Superior Proposal no longer constitutes a Superior Proposal and (III) the Target Board determines in good faith, after consulting with outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during such period in the terms and conditions of this Agreement, then subject to the procedures set forth in Section 5.4(f), the Target Board may take any of the actions set forth in clause (i) or (ii) of the first sentence of this Section 5.4(c) so long as the Target has terminated this Agreement in accordance with Section 7.1(d)(1) or this Agreement is deemed, as provided in Section 5.4(f), to have been terminated in accordance with Section 7.1(c)(2)(x) and, except to the extent Parent is not entitled thereto pursuant to Section 5.4(f), Target shall have paid all amounts due to Parent pursuant to Section 7.3.
          (d) In addition to the obligations of Target set forth in subsections (a) through (c) above, Target shall promptly advise Parent of any request for information or the submission or receipt of any Acquisition Proposal, or any inquiry with respect to or that could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making any such request, Acquisition Proposal or inquiry and the Target’s response or responses thereto. Target shall keep Parent reasonably informed on a prompt and reasonably current basis as to the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry, including by providing Parent with each draft of any proposed Target Acquisition Agreement. Target shall promptly provide to Parent copies of all written correspondence or other written material, including material in electronic written form, between Target and any Person making any such request, Acquisition Proposal or inquiry. Upon the execution of this Agreement, Target will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will promptly request that all Persons provided confidential information concerning Target and its Subsidiaries pursuant to a confidentiality agreement return to Target all such confidential information, without keeping copies thereof (if permissible under such agreement), in accordance with such confidentiality agreement.
          (e) Prior to the termination of this Agreement in accordance with Article VII, neither the Board of Directors of Parent nor any committee thereof shall withdraw or modify in a manner adverse to Target, either (x) the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of the Share Issuance or the other Transactions contemplated by this Agreement or (y) the determination by such Board of Directors or any such committee thereof that the Share Issuance is in the best interests of the Parent Shareholders.
          (f) Except as expressly set forth in this Section 5.4(f) (and notwithstanding anything to the contrary contained elsewhere in this Agreement), the obligation of Target to call, give notice of, convene and hold the Target Stockholders Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by any Target Adverse Recommendation Change. If the Target effects a Target Adverse Recommendation Change, Parent shall have the option, exercisable within ten (10) Business Days after such Target Adverse Recommendation Change, to cause the Board of Directors of the Target to submit this Agreement to its stockholders for the purpose of adopting this Agreement notwithstanding the Target Adverse Recommendation Change. If Parent exercises such option, it shall not be entitled to terminate this Agreement pursuant to Section 7.1(c)(2)(x). If Parent does not exercise such option, this Agreement shall be deemed terminated pursuant to Section 7.1(c)(2)(x) upon the expiration of such ten (10) Business Day period. Nothing shall limit or otherwise affect the obligation of Parent to call, give notice of, convene and hold the Parent Shareholders Meeting.
          (g) Nothing contained in this Section 5.4 (or elsewhere in the this Agreement) shall prohibit Parent or Target or their respective Board of Directors from taking and disclosing to the Parent Shareholders or Target Stockholders, as the case may be, a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Target Stockholders if, in the good faith judgment of the Board of Directors of Target, after consultation with outside counsel and upon receipt of the advice thereof, failure to so disclose would be inconsistent with its obligations under applicable Law; provided, that the content of any such disclosure thereunder shall be governed by the terms of this Agreement.
          (h) For purposes of this Agreement, the following terms shall have the meanings set for the below:
     “Acquisition Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub), relating to (i) a merger, consolidation, dissolution, recapitalization or other business combination (whether in a single transaction or series of related transactions) involving Target or any of its Subsidiaries, in each case other than the Merger, provided, however, that nothing contained herein shall prohibit Target from consolidating, dissolving or combining any of its wholly owned Subsidiaries, (ii) the issuance by Target of over 20% of the Target Common Stock as consideration for the assets or securities of another Person, in each case other than the Merger, (iii) the acquisition in any manner, directly or indirectly, of over 20% of the Target Common Stock or consolidated total assets of Target or to which 20% of or more the Target’s revenues or earnings on a consolidated basis are attributable, in each case other than the Merger, (iv) an acquisition or disposition the consummation of which would essentially prevent the consummation of the Merger, (v) any tender offer or exchange offer that, if consummated, would result in any “Person” or “group” of “Persons” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) owning 20% or more of any class of equity securities of Target or (vi) the payment of an extraordinary dividend (whether in cash or other property) by Target.
     “Superior Proposal” means a proposal to acquire, directly or indirectly, for consideration consisting of cash, securities or a combination thereof, more than 50% of the Target Common Stock or all or substantially all of the assets of Target and its Subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions that the Board of Directors of Target determines in good faith (after consultation with outside counsel and outside financial advisors) to be more favorable to the Target Stockholders than the Merger and the other Transactions.
     SECTION 5.5 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts promptly to take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to (i) cause the conditions to Closing to be satisfied as promptly as practicable, (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any third party to consummate the Merger and the other Transactions and (iii) consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions. Without limitation of the preceding sentence, prior to the Effective Time, the Target shall (and the Target shall cause each of its Subsidiaries to) provide, and shall, subject to Section 5.17, use its commercially reasonable efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with Parent’s arrangement of the financing necessary to effect the Merger.
     SECTION 5.6 HSR Act and other Governmental Approvals.
          (a) Without limitation of Section 5.5, each of the parties hereto shall use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts promptly and fully to (i) prepare and file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required filings under the HSR Act) and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary to consummate the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, (A) each party hereto agrees, subject to Section 5.6(b), to (I) make the filing, if required of such party, pursuant to the HSR Act as promptly as practicable and in any event within ten (10) Business Days of the date hereof, (II) comply at the earliest practicable date with any request under the HSR Act or any other antitrust Law for additional information, documents or other materials received by such party from a Governmental Authority, (III) act in good faith and reasonably cooperate with the other parties in connection with any such registrations, declarations and filings (including, in the case of the Target, by accepting all reasonable additions, deletions or changes suggested by Parent in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act or any other antitrust Law with respect to any such registration, declaration and filing and (IV) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other antitrust Law as soon as practicable; and (B) Target and Parent shall each use its reasonable best efforts to (I) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the Merger or any of the other Transactions and (II) if any state takeover statute or similar Law becomes applicable to the Merger or any of the other Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Merger or other Transactions.
          (b) Parent, Merger Sub and Target each shall consult with the other in connection with, and promptly supply the other with any information which may be required in order to effectuate, any filings or applications pursuant to Section 5.6(a) (collectively, “Filings and Applications”), any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals (collectively, “Briefings”), including in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Law), and any material communication received or given in connection with any proceeding by a private party relating to the Merger. Except where prohibited or otherwise required by applicable Law, and subject to the terms of the Target Confidentiality Agreement and the Parent Confidentiality Agreement, Target shall not file or submit any Filings and Applications to any Governmental Authority by or on behalf of any party hereto or take a position with respect to any Briefing without the consent of Parent. In all events, Target shall take into account Parent’s good faith comments and recommendations with respect to any Filings and Applications or Briefings and reflect the same in such Filings and Applications or Briefings. Parent and Target each shall coordinate with the other in preparing and exchanging information, and shall promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral communications) made by such party with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby. It is acknowledged and agreed that Parent shall have, except where prohibited by applicable Law, responsibility for determining the strategy for dealing with the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority with responsibility for reviewing the Merger with respect to antitrust or competition issues. Subject to applicable Law, no party hereto shall independently participate in any substantive meeting, telephone call, or discussion with any Governmental Authority in respect of any such filings, applications, Briefings, investigation, proceeding or other inquiry without giving the other parties hereto prior notice of such meeting, telephone call or discussion and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate. Target and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6 as “Antitrust Counsel Only Material.” Notwithstanding anything to the contrary in this Section 5.6, materials provided to the other party or its counsel may be redacted (y) to remove references concerning the valuation of Target and its Subsidiaries; and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.
          (c) Each of Parent, Merger Sub and Target will notify the other promptly upon the receipt of: (i) any communications from any officials of any Governmental Authority in connection with any filings made pursuant hereto, and (ii) any request by any officials of any

Governmental Authority for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Parent, Merger Sub or Target, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement, all in accordance with the provisions of Section 5.6(b).
          (d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Merger. Without limiting any other provision hereof, Parent and Target shall each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the Merger or the other Transactions, on or before the Outside Date.
          (e) Notwithstanding anything to the contrary in this Agreement Parent shall not be obligated to defend through litigation on the merits any claim asserted in court by any third party under any antitrust, competition or trade regulation law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary, or permanent) that would prevent or materially delay the Closing of the transactions contemplated by this Agreement).
          (f) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or Target or any Subsidiary or affiliate thereof to agree to or effect any prohibition, license, limitation, or other requirement that would prohibit or materially restrict, in Parent’s reasonable judgment, the ownership or operation by Target or any of its Subsidiaries, or by Parent or any of its Subsidiaries, of all or, in Parent’s reasonable judgment, any material portion of the business or assets of Target and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, or compel Parent or any of its Subsidiaries to agree to or to dispose of or hold separate all or, in Parent’s reasonable judgment, any material portion of the business or assets of Target and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (together, the “Burdensome Conditions”).
     SECTION 5.7 Press Releases. Each of Parent and Merger Sub, on the one hand, and Target, on the other hand, shall use its commercially reasonable efforts to consult with each other before issuing, and, to the extent reasonably feasible, provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.
     SECTION 5.8 Access to Information; Confidentiality. (a) Subject to compliance with applicable Law, Target shall, and shall cause each of its Subsidiaries to, afford to Parent and its officers, employees, accountants, counsel, financial advisors and other representatives (collectively, the “Parent Representatives”), reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and shall cause its and its Subsidiaries’ outside counsel, accountants and financial advisors to cooperate with Parent and the Parent Representatives in their investigation of Target and its Subsidiaries and, during such period, shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and the Parent Representatives (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of applicable Law (including federal and state securities laws) and (b) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent or any of the Parent Representatives may reasonably request, provided that Target shall not have any obligation to deliver any such information to the extent that Target determines, in it sole and absolution discretion, that such information is of a competitive nature or sensitive to the operations of Target or any of its Subsidiaries. All information provided pursuant to this Section 5.8(a) shall be subject to the confidentiality agreement, dated April 1, 2010 between Target and Parent (the “Confidentiality Agreement”).
     (b) Subject to compliance with applicable Law, Parent shall, provide to Target and its officers, employees, accountants, counsel, financial advisors and other representatives (collectively, the “Target Representatives”), such information concerning its and its Subsidiaries’ business, properties and personnel as Target or any of the Target Representatives may reasonably request; provided that Parent shall not have any obligation to deliver any such information to the extent that Parent determines, in it sole and absolution discretion, that such information is of a competitive nature or sensitive to the operations of Parent or any of its Subsidiaries. All information provided pursuant to this Section 5.8(b) shall be subject to the Confidentiality Agreement.
     SECTION 5.9 Notification of Certain Matters. Target shall give prompt notice to Parent, and Parent shall give prompt notice to Target, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Merger and the other Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Merger and the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Target, the Surviving Company or Parent, (b) any material actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger and the other Transactions, (c) the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would be reasonably likely to cause (i) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, (ii) any covenant or agreement of such party contained in this Agreement not to be complied with or satisfied in any material respect, or (iii) any condition (to the extent set forth in Article VI) to the obligation of another party to effect the Merger and the satisfaction of which requires performance or nonperformance by such notifying party not to be satisfied, and (d) any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not have any effect for the purpose of determining the satisfaction of conditions set forth in Article VI or otherwise limit or affect the remedies available hereunder to any party. Subject to applicable Law regarding the sharing of information, Target shall give prompt notice of and disclose to Parent any material actions taken by its Board of Directors, or any committees thereof, provided that Target shall not be required to provide notice and disclosure (i) with respect to any action that is related to the matters described in the first sentence of Section 5.4(c) (except to the extent otherwise required by Section 5.4) or (ii) prior to the execution of any joint defense agreement that is reasonably required by Target, material information subject to the attorney-client privilege, provided that Target shall provide Parent with a log of any information withheld pursuant to this clause (ii).
     SECTION 5.10 Indemnification and Insurance.
          (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a member of the Board of Directors (or committee thereof) of Target or a Subsidiary of Target, or a director or officer of Target or a Subsidiary of Target (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, acts or omissions by an Indemnitee in the Indemnitee’s capacity as a member of the Board of Directors (or committee thereof) of Target or a Subsidiary of Target, or as a director, officer, employee or agent of Target or a Subsidiary of Target, or taken at the request of Target or a Subsidiary of Target (including in connection with serving at the request of Target or a Subsidiary of Target as a member of the Board of Directors (or committee thereof) or director, officer, employee or agent of another Person (including any employee benefit plan)), at, or at any time prior to, the Effective Time (including in connection with the Merger and the other Transactions), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of Target and its Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (A) the organizational documents of Target and its Subsidiaries as currently in effect on the date of this Agreement and (B) the indemnification agreements listed on Schedule 5.10, which shall survive the Merger and the other Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Parent, from and after the Effective Time, to the extent permitted by applicable Law, shall cause the organizational documents of the Surviving Company to contain provisions no less favorable in the aggregate to the Indemnitees with respect to limitation of liabilities of members of the Board of Directors (or committees thereof), directors, and officers and indemnification than are set forth as of the date of this Agreement in the organizational documents of Target, which provisions, to the extent permitted by Law, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, advance funds for any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.10 (including in connection with enforcing the indemnity and other obligations provided for in this Section 5.10) in advance of the final disposition of any such claim, suit, action, proceeding or investigation, as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent it is ultimately determined that such person is not entitled to indemnification under this Section 5.10.

          (b) The Surviving Company shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.10 (each, a “Claim”) with counsel selected by the Surviving Company, which counsel shall be reasonably acceptable to the affected Indemnitee; provided, however, that an Indemnitee shall be permitted to participate in the defense of such Claim at its own expense. Each of Parent, the Surviving Company and the Indemnitee shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. Notwithstanding the foregoing, if there is a conflict of interest between the Surviving Company and any Indemnitee with respect to the defense of any Claim (based on the written opinion of counsel to such Indemnitee, which opinion and counsel shall be reasonably acceptable to the Surviving Company), the Indemnitee shall be permitted to participate in, and control, the defense of such Claim, but only to the extent that it relates to the Indemnitee, with counsel selected by the Indemnitee, and Parent shall cause the Surviving Company to pay the reasonable fees and expenses of such counsel, as accrued and in advance of the final disposition of such Claim, to the fullest extent permitted by applicable Law; provided, however, that the Surviving Company shall not be obligated to pay the reasonable fees and expenses of more than one counsel (in addition to any necessary local counsel) for all Indemnitees in any single claim except to the extent that Indemnitees have conflicting interests in the outcome of such Claim.
          (c) Prior to the Effective Time, Target shall purchase an extended reporting period endorsement or a “tail” policy covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by Target’s current directors’ and officers’ liability insurance policy as of the date of this Agreement, which shall provide such directors and officers coverage for six (6) years following the Effective Time on terms with respect to such coverage, and in an aggregate amount, not less favorable to such individuals than those of such policy in effect on the date hereof; provided, however, that, if the aggregate cost for such insurance exceeds $2.0 million (the “Premium Limit”), then, in lieu of the foregoing extended reporting period endorsement or “tail” policy, Target shall provide or cause to be provided an extended reporting period endorsement or “tail” policy for the applicable individuals with the best coverage as shall then be available for the Premium Limit; provided, further, however, that, subject to the limitation set forth in the immediately preceding proviso, at no time shall the aggregate amount of such coverage be less than the aggregate amount of the directors’ and officers’ liability insurance coverage then provided by Parent to its directors and officers.
          (d) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.10 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).
          (e) In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.10.
          (f) Notwithstanding anything to the contrary in this Section 5.10, neither Parent nor the Surviving Company shall be liable for any settlement effected without its consent.
     SECTION 5.11 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger or the other Transactions are consummated.
     SECTION 5.12 Rule 16b-3. Prior to the Effective Time, Target and Parent shall take such steps as may be reasonably requested by any party hereto to cause dispositions of any securities of Target (including derivative securities) pursuant to the Merger by each individual who is a director or officer of Target to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.
     SECTION 5.13 Employee Matters.
          (a) To the extent permitted by applicable Law, Parent and its Subsidiaries shall recognize the service of employees of Target and its Subsidiaries (“Target Employees”) with Target prior to the Closing Date as service with Parent and its Subsidiaries in connection with any employee benefit plans, programs or arrangements made available to Target Employees following the Closing Date by Parent or one of its Subsidiaries for purposes of any waiting period, vesting, eligibility and benefit entitlement thereunder (but excluding benefit accruals under a defined benefit plan).
          (b) Prior to the Effective Time, Target shall and shall cause its Subsidiaries to honor, in accordance with their terms, all individual employment, retention, termination, severance, other similar agreements, long term incentive plans, supplemental executive retirement plans, deferral plans and any similar plans with any Target Employee or maintained for the benefit of any Target Employee.
          (c) From and after the Effective Time, Parent shall and shall cause its Subsidiaries to honor, in accordance with their terms, all individual written employment, retention, termination, severance, or other similar contracts with any Target Employee, and benefits that have vested in favor of any Target Employee in the ordinary course of business under any long term incentive plans, supplemental executive retirement plans, deferral plans and any similar plans in existence as of the Closing Date.

          (d) Nothing in this Section 5.13, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Section 5.13.
     SECTION 5.14 Termination of 401(k) Plans.
          (a) Unless otherwise requested by Parent in writing prior to the Effective Time, Target shall cause to be adopted prior to the Closing Date resolutions of the Board of Directors of Target to cease all contributions to any and all 401(k) plans maintained or sponsored by Target or any of its Subsidiaries (collectively, the “401(k) Plans”), and to terminate the 401(k) Plans, on the day preceding the Closing Date. The form and substance of such resolutions shall be subject to the review and approval of Parent, which shall not be unreasonably withheld. Target shall deliver to Parent an executed copy of such resolutions as soon as practicable following their adoption by the Board of Directors of Target and shall fully comply with such resolutions.
          (b) To the extent the 401(k) Plans are terminated in accordance with this Section 5.14, Parent shall cause the tax-qualified defined contribution plan established or maintained by Parent (“Parent’s Savings Plan”) to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from continuing Target Employees with respect to any account balances distributed to them by the 401(k) Plans. Rollovers of outstanding loans under the 401(k) Plans shall be permitted. The distribution and rollover described herein shall comply with applicable Laws and each party shall make all filings and take any actions required of such party under applicable Laws in connection therewith. Each continuing Target Employee shall be immediately eligible to participate in Parent’s Savings Plan as of the Closing Date.
          (c) If, in accordance with this Section 5.14, Parent requests in writing that Target not terminate the 401(k) Plans, Target shall take such actions as Parent may reasonably require in furtherance of the assumption of the 401(k) Plans by Parent, including, but not limited to, adopting such amendments as Parent may deem necessary or advisable in connection with such assumption.
          (d) Neither Target nor any officer or member of the Board of Directors of Target will make any communications to Target Employees that are inconsistent with the provisions of Section 5.13 or this Section 5.14.
     SECTION 5.15 NYSE Listing. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Parent Common Stock, subject to official notice of issuance to NYSE.
     SECTION 5.16 Delisting. Each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Target Common Stock from the NYSE and to terminate registration of the Target Common Stock under the Exchange Act, in each case, effective after the Effective Time.

     SECTION 5.17 Treatment as Reorganization. None of Parent, Merger Sub or Target shall, and they shall not permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.
     SECTION 5.18 Other Actions by Parent. Parent shall not, and shall use its reasonable best efforts to cause its Affiliates not to, take any action that would reasonably be expected to result in any condition to the Merger set forth in Article VI not being satisfied to the extent that the taking of such action would otherwise be in breach of this Agreement.
     SECTION 5.19 Further Assurances. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all applicable action, do or cause to be done, all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement.
     SECTION 5.20 Rights Agreement. The Board of Directors of Parent shall take all further actions (in addition to those referred to in Section 4.21) reasonably requested by Target in order to (i) render the Parent Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and (ii) ensure that each share of Parent Stock received as part of the Merger Consideration shall be accompanied by and issued together with an associated preferred share purchase right pursuant to and in accordance with the Parent Rights Agreement.
     SECTION 5.21 Tax Free Merger.
          (a) This Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act it knows could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, none of the Surviving Company, Parent or any of their affiliates shall take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act it knows could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
          (b) As of the date hereof, Target does not know of any reason (i) why it would not be able to deliver the representation letters contemplated by Section 6.2(h) and Section 6.3(d), or (ii) why counsel to Parent and Target would not be able to deliver the tax opinions contemplated by Section 6.2(h) and Section 6.3(d) based on such representations.
          (c) As of the date hereof, Parent does not know of any reason (i) why it would not be able to deliver the representation letters contemplated by Section 6.2(h) and

Section 6.3(d), or (ii) why counsel to Parent and Target would not be able to deliver the tax opinions contemplated by Section 6.2(h) and Section 6.3(d) based on such representations.
     SECTION 5.22 Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.
ARTICLE VI
CONDITIONS TO THE MERGER
     SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
          (a) Parent Shareholder Approval. Parent shall have obtained the Parent Shareholder Approval in accordance with the requirements of Parent’s articles of incorporation and bylaws, the Florida Business Corporation Act and applicable rule of the NYSE;
          (b) Target Stockholder Approval. Target shall have obtained the Target Stockholder Approval in accordance with the requirements of Target’s certificate of incorporation and bylaws, the DGCL and applicable rule of the NYSE;
          (c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;
          (d) Registration Statement Effective; Joint Proxy Statement/Prospectus. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC;
          (e) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger and the transactions contemplated hereby shall have been authorized for listing on the NYSE, subject to official notice of issuance;
          (f) HSR Act. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired (the termination or expiration of any such waiting period being referred to as the “Antitrust Approval”); and
          (g) Termination. This Agreement shall not have been terminated in accordance with Article VII.
     SECTION 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction

(or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties.
               (i) The representations and warranties of Target contained in the second, fourth and fifth sentences of Section 3.2(a) of this Agreement and in Section 3.2(b) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date;
               (ii) Each of the other representations and warranties of Target contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Target Material Adverse Effect, shall be true and correct (x) as of the date of this Agreement and (y) as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except, in the case of each of the foregoing clauses (x) and (y), where such failures to be true and correct, taken as a whole, would not reasonably be expected to have a Target Material Adverse Effect; and
               (iii) Parent shall have received a certificate signed on behalf of Target by an executive officer of Target to the effect set forth in clauses (i) and (ii);
          (b) Performance of Obligations of Target. Each of Target and its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Target by an executive officer of Target to such effect;
          (c) Target ESPP. The Target-ESPP Related Events shall have occurred, and the Target ESPP shall have been terminated effective as of the Effective Time;
          (d) No Adverse Conditions. There shall not exist any of the conditions described in clauses (x), (y) or (z) of Section 7.1(c)(3);
          (e) Target Material Adverse Effect. No events, occurrences or developments shall have occurred since the Target Balance Sheet Date and be continuing that have had or would reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect;
          (f) Third Party Consents. All third-party consents listed on Schedule 6.2(f) shall have been obtained;
          (g) Resignations. Each director of Target and, if requested in writing by Parent not less than five (5) Business Days prior to the Closing Date, of each Subsidiary of Target, in each case, who is not also an employee of Target and/or any of its Subsidiaries shall have resigned or been removed in his or her capacity as a director, effective as of, or prior to, the Closing;
          (h) Tax Opinion. Parent shall have received the opinion of Akerman Senterfitt, counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Parent shall be entitled to rely upon customary representations and assumptions provided by Parent, Merger Co. and the Target that counsel to Parent reasonably deems relevant. If Akerman Senterfitt does not render such opinion, this condition may be satisfied if Hogan & Hartson LLP renders such opinion, relying upon such representations; and
          (i) Outstanding Shares of Target Common Stock. Target shall not have permitted its total issued and outstanding shares of Target Common Stock, calculated on a fully diluted basis, to exceed 16,000,000 shares, provided that solely for purposes of this Section 6.1(i), the term “fully diluted basis” means, as applied to the calculation of the number of shares of Target Common Stock outstanding, after giving effect to (a) all shares of Target Common Stock actually issued and outstanding, (b) all shares of Target Common Stock issuable upon the exercise of any option, warrant, employee stock purchase right or other right to acquire Target Common Stock and (c) all shares of Target Common Stock issuable upon the conversion or exchange of any security convertible into or exchangeable for shares of Target Common Stock outstanding at the time of determination.
     SECTION 6.3 Conditions to Obligations of Target. The obligation of Target to effect the Merger is further subject to the satisfaction (or waiver by Target, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except (i) for changes expressly permitted by this Agreement or (ii) where such failures to be true and correct, taken as a whole have not had, and would not reasonably be expected to have a Parent Material Adverse Effect and Target shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect;
          (b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect;
          (c) Parent Material Adverse Effect. No events, occurrences or developments shall have occurred since the Parent Balance Sheet Date and be continuing that have had or would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect; and
          (d) Tax Opinion. The Target shall have received the opinion of Hogan & Hartson LLP, counsel to the Target, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Target shall be entitled to rely upon customary representations and assumptions provided by Parent, Merger Co. and the Target that counsel to Parent reasonably deems relevant. If Hogan & Hartson LLP does not render such opinion, this condition may be satisfied if Akerman Senterfitt renders such opinion, relying upon such representations.
ARTICLE VII
TERMINATION
     SECTION 7.1 Termination. This Agreement may be terminated and the Merger and other Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of Target Stockholder Approval:
          (a) by mutual written consent of Parent, Merger Sub and Target;
          (b) by either Parent or Target:
     (1) if the Merger is not consummated on or before February 15, 2011 (the “Outside Date”), unless the failure to consummate the Merger is the result of a material breach of this Agreement by the party seeking to terminate this Agreement;
     (2) if (i) any Governmental Authority issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling or other action is final and non-appealable or (ii) a Law is enacted that is in effect at the time of such termination and renders the Merger illegal in the United States or any State thereof at the time of such termination;
     (3) if upon a vote thereon at the Target Stockholders Meeting, the Target Stockholder Approval is not obtained; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(3) shall not be available to any party seeking termination if, at such time, such party is in material breach of or has materially failed to fulfill its obligations under this Agreement, and such breach or failure is the principal cause of the Target Stockholder Approval not being obtained;
     (4) if upon a vote thereon at the Parent Shareholders Meeting, the Parent Shareholder Approval is not obtained; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(4) shall not be available to any party seeking termination if, at such time, such party is in material breach of or has materially failed to fulfill its obligations under this Agreement, and such breach or failure is the principal cause of the Parent Shareholder Approval not being obtained; or
          (c) by Parent:
     (1) if Target breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this

Agreement, which breach or failure to perform (i) has given rise or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) either (x) cannot be cured or (y) has not been cured within 30 days from the date of notice thereof from Parent to Target (provided that the consummation of the Transactions is not then being prevented by the knowing, intentional and material breach by Parent or Merger Sub of any of the representations, warranties or covenants contained in this Agreement);
     (2) if the Board of Directors of Target shall (x) make a Target Adverse Recommendation Change or (y) approve or enter into any Target Acquisition Agreement other than in compliance with Section 5.4(c);
     (3) if in connection with the grant of an Antitrust Approval relating to the Merger, a Burdensome Condition shall have been imposed;
     (4) if Target fails to fulfill the condition set forth in Section 6.2(i) and such failure either (x) cannot be cured or (y) has not been cured within 30 days from the date of notice thereof from parent to Target (provided that the consummation of the Transactions is not then being prevented by the knowing, intentional and material breach by Parent or Merger Sub of any of the representations, warranties or covenants contained in this Agreement);
          (d) by Target:
     (1) if (A) Target shall have complied with Section 5.4, (B) Target has entered into a definitive Target Acquisition Agreement to effect a Superior Proposal and (C) Target simultaneously pays the Target Termination Fee and pays within the time frame provided the Parent-Related Fees and Expenses, in each case in accordance with Section 7.3(b); or
     (2) if Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) has given rise or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) either (x) cannot be cured or (y) has not been cured within 30 days from the date of notice thereof from Target to Parent (provided that the consummation of the Transactions is not then being prevented by the knowing, intentional and material breach by Target of any of the representations, warranties or covenants contained in this Agreement).
     SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 5.10, 7.2 and 7.3 and Article VIII, and the Confidentiality Agreement in accordance with their terms, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or Target or their respective directors, officers and Affiliates in respect of such termination, except as expressly set forth in Section 7.3.
     SECTION 7.3 Fees.
          (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.
          (b) In the event of the termination of this Agreement pursuant to Section 7.1(b)(3) or Section 7.1(c)(1), Target shall reimburse Parent, by wire transfer of same-day funds, the reasonable and documented out-of-pocket fees and expenses (not to exceed $2 million) incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, within five (5) Business Days after the date of such termination (the “Parent-Related Fees and Expenses”). In the event of the termination of this Agreement pursuant to Section 7.1(b)(4) or Section 7.1(d)(2), Parent shall reimburse Target, by wire transfer of same-day funds, the reasonable and documented out-of-pocket fees and expenses (not to exceed $2 million) incurred by Target and its respective Affiliates in connection with this Agreement and the transactions contemplated hereby, within five (5) Business Days after the date of such termination (the “Target-Related Fees and Expenses”).
          (c) (i) In the event of the termination of this Agreement pursuant to Sections 7.1(c)(2) or 7.1(d)(1) (except, with respect to Section 7.1(c)(2)(x), to the extent otherwise provided in Section 5.4(f)), Target shall pay Parent, by wire transfer of same-day funds, a termination fee of $12 million (the “Target Termination Fee”) on the date of such termination, and reimburse Parent, by wire transfer of same-day funds, Parent-Related Fees and Expenses, within five (5) Business Days after the date of such termination. In the event of the termination of this Agreement pursuant to Sections 7.1(b)(1), 7.1(b)(3) or 7.1(c)(1), if any Acquisition Proposal which had been received by Target or publicly announced prior to such termination is consummated no later than the 12-month anniversary of the date of such termination, Target shall pay Parent, by wire transfer of same-day funds, the Target Termination Fee, on the date of the consummation of such Acquisition Proposal, and reimburse Parent, by wire transfer of same-day funds, Parent-Related Fees and Expenses, within five (5) Business Days after the date of such consummation. Notwithstanding anything to the contrary in this Agreement, Parent’s receipt of the Target Termination Fee and/or the Parent-Related Fees and Expenses from Target pursuant to and on the terms and conditions provided for in this Section 7.3(c)(i) shall, subject to Section 8.8, be the sole and exclusive remedy of Parent against Target or any of its affiliates or any former, current or future stockholder, controlling person, director, officer, employee, agent or assignee of any of the foregoing for any loss suffered as a result of a termination of this Agreement as described above in this section 7.3(c)(i), and upon payment to Parent of the entire amount of such amounts, no former, current or future stockholder, controlling person, director, officer, employee, agent or assignee of Target or any of its affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in the event of a termination of this Agreement as described above in this section 7.3(c)(i), under no circumstances will Parent be entitled to monetary damages in excess of the amount of the Termination Fee and/or the

Parent-Related Fees and Expenses, as applicable, and in all other cases, Parent and Merger Sub shall be free to pursue any and all remedies under applicable law. Nothing contained herein shall limit Target’s ability to pursue specific performance or monetary damages for breaches of this Agreement by Parent or Merger Sub.
               (ii) Nothing in this Agreement, including the preceding provisions of this Section 7.3(c), shall relieve any party from liability for fraud or a knowing and intentional breach of this Agreement. In the event of such fraud or a knowing and intentional breach, the damaged party, on its own behalf and for the benefit of its stockholders, shall be entitled to recover from any parties liable therefor, under any legal theory, all damages caused by such fraud or breach (including, without limitation, consequential damages and any damages measured on the basis of the benefit of the bargain intended to be conferred hereunder), and to obtain any and all other legal and equitable relief whatsoever, including specific performance, that may be available to such party at law or in equity, on its own behalf and for the benefit of its stockholders.
               (iii) Each party hereto acknowledges that the amount of actual damages which would be incurred by Parent as a result of a termination of this Agreement pursuant to any of the circumstances set forth in Section 7.3(c)(i) would be difficult to ascertain and that the right of payment under this Section 7.3(c) constitutes a reasonable estimate of such damages. In the event that Parent receives full payment of the Target Termination Fee pursuant to Section 7.3(c)(i), the receipt of such payment shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, any of its Affiliates or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, subject only to Section 7.3(c)(ii) and Section 8.8.
          (d) The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if either of Target or Parent (the “Obligated Party”) fails to timely pay any amount due to the other (the “Other Party”) pursuant to this Section 7.3, and in order to obtain such payment, the Other Party commences a suit which results in a judgment against the Obligated Party for a payment set forth in this Section 7.3, the Obligated Party shall pay to the Other Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit (and in any suit to collect such costs and expenses), together with pre-judgment interest on the amount due at the prime rate of Citibank, N.A. in effect on the date any such payment was required to be made.
ARTICLE VIII
MISCELLANEOUS
     SECTION 8.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive the Effective Time, except for those covenants, agreements and other provisions contained herein that by their terms apply or are to be performed in whole or in part by Parent or the Surviving Company after the Effective Time and this Article VIII. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with their terms and (b) terminate as of the Effective Time.
     SECTION 8.2 Amendment or Supplement. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors at any time before or after the Target Stockholder Approval, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by the Target Stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     SECTION 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by Target, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
     SECTION 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate or financing source of Parent or Merger Sub; provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.
     SECTION 8.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
     SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries.
          (a) This Agreement, the Confidentiality Agreement and the exhibits and schedules hereto and the other agreements and instruments of the parties delivered in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 5.10 (which is intended to be for the benefit of the Persons covered thereby), Section 7.3(c)(iii) (which is intended to be for the benefit of the Persons covered thereby and, for the avoidance of doubt, is intended to permit recovery by a party hereto of damages suffered by its stockholders but is not intended to permit such stockholders to be direct parties to an action seeking such recovery) and, following the Effective Time, Article II (which shall be enforceable by the holders of Certificates).
     SECTION 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.
          (a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of Target, Parent and Merger Sub hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery in the State of Delaware and any court of appeal therefrom or, if under applicable law exclusive jurisdiction is vested in the federal courts, any court of the United States located in the State of Delaware (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each of Parent and Merger Sub does hereby appoint The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, as such agent. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity.
          (b) IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR RELATING TO, DIRECTLY OR

INDIRECTLY, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     SECTION 8.8 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations on such remedies contained elsewhere in this Agreement), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts.
     SECTION 8.9 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Target, to:
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas 77027
Attention: James E. Hyman, Chairman, CEO and President
Facsimile: (713) 335-9110
with copies (which shall not constitute notice) to:
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas 77027
Attention: Cathryn L. Porter, SVP and General Counsel
Facsimile: (713) 335-9158
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004
Attention: Stuart G. Stein, Esq.
Facsimile: (202) 637-5910
If to Parent or Sub, to:
The GEO Group, Inc.
621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
Attention: George C. Zoley, Chairman, CEO and Founder
Facsimile: (561) 893-0101

with copies (which shall not constitute notice) to:
The GEO Group, Inc.
621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
Attention: John J. Bulfin, General Counsel
Facsimile: (561) 999-7647
Akerman Senterfitt
One Southeast Third Avenue
25th Floor
Miami, Florida 33131
Facsimile No. (305) 374-5095
Attention: Jose Gordo, Esq.
or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     SECTION 8.10 Severability.
     If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
     SECTION 8.11 Definitions.
          (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:
     “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
     “Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

     “Credit Facility” means that certain Amended and Restated Credit Agreement dated October 10, 2007 among Target and its Subsidiaries party thereto, JPMORGAN CHASE BANK, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the lenders party thereto, as such agreement may be amended or replaced from time to time.
     “Data” means all information and data, whether in printed or electronic form and whether contained in a database or otherwise, that is used in or held for use in the operation of the business of Target or its Subsidiaries, or that is otherwise material to or necessary for the operation of the business of Target or its Subsidiaries in the manner currently conducted.
     “Employee Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and any other employee benefit plan or arrangement.
     “Environmental Claims” refers to any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any governmental agency, department, bureau, office or other authority, or any third party involving violations of Environmental Laws or Releases of Hazardous Materials from (i) any assets, properties or businesses of the Target, its Subsidiaries or any predecessor in interest; (ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Materials generated by the Target, its Subsidiaries or any predecessor in interest.
     “Environmental Laws” includes the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act (“CAA”), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act (“CWA”), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act (“OSHA”), 29 U.S.C. 655 et seq., and any other federal, state, local or municipal laws, statutes, regulations, rules or ordinances imposing liability or establishing standards of conduct for protection of the environment.
     “Environmental Liabilities” means any monetary obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and out-of-pocket costs for environmental site assessments, remedial investigation and feasibility studies, natural resources damages, property damages, and personal injuries), civil or criminal penalties fines and, penalties, sanctions and interest incurred as a result of any Environmental Claim filed by any Governmental Authority or any third party which relate to any violations of Environmental Laws, Remedial Actions, Releases or threatened Releases of Hazardous Materials from or onto (i) any property presently or formerly owned, operated or leased by the Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing, or (ii) any facility which received Hazardous Materials generated by the Target or any of its Subsidiaries or a predecessor in interest of any of the foregoing.

     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “GAAP” shall mean generally accepted accounting principles in the United States.
     “Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission, department, bureau, office or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational, or any arbitrator or arbitration body or panel.
     “Hazardous Materials” shall include (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, biohazard or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic, including, but not limited to, corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any raw materials or building components, including, but not limited to, asbestos-containing materials and manufactured products containing Hazardous Materials.
     “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “IT Systems” means all electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) and Internet websites.
     “Knowledge” shall mean, (i) in the case of Target, the actual (and not the constructive or imputed) knowledge of the individuals listed on Schedule 8.11 of the Target Disclosure Schedules, and (ii) in the case of Parent, the actual (and not the constructive or imputed) knowledge of the individuals listed on Schedule 8.11 of the Parent Disclosure Schedules.
     “NYSE” shall mean the New York Stock Exchange.
     “Parent Common Stock” shall mean the Common Stock, par value $0.01, of Parent.
     “Parent Disclosure Schedules” means the Parent Disclosure Schedules delivered by Parent to Target on the date of this Agreement concurrently with the execution and delivery by the parties hereto of this Agreement. References in Article IV to Schedules mean the Parent Disclosure Schedules.
     “Parent Material Adverse Effect” shall mean any changes, circumstances or effects that, individually or in the aggregate, (a) have had a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of Parent and Merger Sub, taken as a whole or (b) materially impair, prevent or delay the ability of Parent and Merger Sub to consummate the Merger and the other Transactions to be performed or consummated by Parent; provided, however, that with respect to clause (a) above, changes, events, occurrences or effects arising out of, resulting from or attributable to the following items shall be disregarded: (i) changes in conditions in the United States economy or capital or financial markets generally, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect any industry in the United States in which Parent or any of its Subsidiaries operates (other than those changes that have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in such industry), (iii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger (other than any such impact resulting from a material breach of Section 5.2(a)), (iv) any natural disaster that does not disproportionately affect Parent or its Subsidiaries relative to other participants in the industries in which Parent and its Subsidiaries operate, or (v) any action taken by Parent and its Subsidiaries as expressly contemplated, required or permitted by this Agreement or with Target’s written consent.
     “Parent Shareholders” means the holders of Parent Common Stock.
     “Permitted Liens” means (i) any lien for taxes, assessments or other governmental charges not yet due and payable, or being contested in good faith by appropriate proceedings described on Schedule 3.14(b) of the Target Disclosure Schedules for which adequate reserves in accordance with GAAP have been made; (ii) any zoning or other restrictions or encumbrances established by a Governmental Authority, provided that such restrictions or encumbrances have not been violated, or are being contested in good faith by appropriate proceedings described on Schedule 3.14(b) of the Target Disclosure Schedules; (iii) workers’ or unemployment compensation liens arising in the ordinary course of business; (iv) landlord’s, mechanic’s, materialman’s, supplier’s, vendor’s or similar statutory liens arising in the ordinary course of business consistent with past practice securing amounts that are not delinquent, or which are being contested in good faith by appropriate proceedings described on Schedule 3.14(b) of the Target Disclosure Schedules; and (v) liens and other security interests arising in connection with the Credit Facility.
     “Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
     “Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.
     “Remedial Action” means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by 42 U.S.C. 9604.

     “Senior Notes Indenture” means the Indenture dated, June 23, 2004, between Target, the Subsidiary Guarantors referred to therein and JPMorgan Chase Bank, as trustee, as amended, supplemented or otherwise modified from time to time.
     “Special Committee” shall mean the committee of the Board of Directors of Target formed for the purpose of evaluating and making a recommendation to the full Board of Directors of Target with respect to, this Agreement, the Merger and the other Transactions.
     “Subsidiary” shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party; provided, that, for purpose of the representations and warranties of Target set forth in Article III, the term “Subsidiary” shall include, without limitation, Municipal Corrections Finance L.P. and each of its Subsidiaries.
     “Target Common Stock” shall mean shares of the Common Stock, $.001 par value per share, of Target.
     “Target Disclosure Schedules” means the Target Disclosure Schedules delivered by Target to Parent and Merger Sub on the date of this Agreement concurrently with the execution and delivery by the parties hereto of this Agreement. References in this Agreement (other than Article IV) to Schedules mean the Target Disclosure Schedules.
     “Target Material Adverse Effect” shall mean any changes, circumstances or effects that, individually or in the aggregate, (a) have had a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of Target and its Subsidiaries, taken as a whole or (b) materially impair, prevent or delay the ability of Target to consummate the Merger and the other Transactions to be performed or consummated by Target; provided, however, that with respect to clause (a) above, changes, events, occurrences or effects arising out of, resulting from or attributable to the following items shall be disregarded: (i) changes in conditions in the United States economy or capital or financial markets generally, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect any industry in the United States related to the correction, detention, education, rehabilitation and treatment services for adults and juveniles (other than those changes that have a materially disproportionate adverse effect on Target and its Subsidiaries, taken as a whole, relative to other participants in such industry), (iii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees (other than any such impact resulting from a material breach of Section 5.1(a)), (iv) any natural disaster that does not disproportionately affect the Target or its Subsidiaries relative to other participants in the industries in which the Target and its Subsidiaries operate, or (v) any action taken by Target and its Subsidiaries as expressly contemplated, required or permitted by this Agreement (subject to the parenthetical in the preceding clause (iii)) or with Parent’s written consent.

     “Target Stockholders” means the holders of Target Common Stock.
     “Warrant” or “Warrants” means any warrants to purchase or otherwise acquire Target Common Stock.
     SECTION 8.12 Interpretation.
          (a) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise indicated herein, any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and assigns. Unless otherwise indicated herein, any reference herein to a Schedule shall be to the corresponding Schedule of the Target Disclosure Schedules.
          (b) The parties hereto have participated collectively in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties hereto that this Agreement shall be construed as collectively drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
[signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CORNELL COMPANIES, INC.
By:	/s/ James E. Hyman
Name:	James E. Hyman
Title:	Chief Executive Officer

THE GEO GROUP, INC.
By:	/s/ George Zoley
Name:	George Zoley
Title:	Chairman and CEO

GEO ACQUISITION III, INC.
By:	/s/ George Zoley
Name:	George Zoley
Title:	President